GRUPPO

CAMPARI

RECEIVED JUN 2007 SEC MAIL PROCESSING SECTION WASH, D.C. 160

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
United States of America

By Courier

07024260

May 30, 2007

Davide Campari-Milano S.p.A. (File No. 82-5203)
Rule 12(g)(3) – 2(b)(iii) Submission

SUPPL

Dear Sirs,

On behalf of Davide Campari - Milano S.p.A (the "Company"), and pursuant to the provisions of Rule 12(g)(3) – 2(b)(iii) of the Securities Exchange Act of 1934, please find enclosed:

1.) The consolidated quarterly report as of March 31, 2007, referring to the period from January 1, 2007 to March 31, 2007, as approved by the Board of Directors Meeting held on May 8, 2007, translated into English;

2.) A press release in Italian and English announcing the approval by the Board of Directors of the consolidated results for the quarter from January 1, 2007 to March 31, 2007 and the appointment of Bob Kunze-Concewitz to *Chief Executive Officer*; and

3.) A copy of this letter which I request you to date and return using the enclosed, stamped and self-addressed envelope.

If you have any questions regarding the enclosed submission, please contact me at the following telephone number: direct dial no. 00 39 02 6225 280.

Thank you for your co-operation and attention.

PROCESSED
JUN 1 2 2007
THOMSON
FINANCIAL

Yours faithfully

Stefano Saccardi
Officer Legal Affairs and Business Development
Davide Campari-Milano S.p.A.

Encs.


GRUPPO
CAMPARI

Relazione trimestrale al 31 marzo 2007



RELAZIONE TRIMESTRALE
AL 31 MARZO 2007

SEC Mail Processing Section
RECEIVED
JUN 2007
WASH, D.C. 180

INDICE

DATI DI SINTESI

	31 marzo 2007 € milioni	31 marzo 2006 € milioni	Variazione %	Variazione % a cambi costanti
Vendite nette	**196,6**	**182,1**	**8,0%**	**10,6%**
Margine commerciale	57,7	54,3	6,3%	8,4%
EBITDA prima di oneri e proventi non ricorrenti	**46,4**	**43,5**	**6,8%**	**9,0%**
EBITDA	**46,5**	**43,2**	**7,7%**	**9,9%**
Risultato operativo prima di oneri e proventi non ricorrenti	**41,7**	**38,9**	**7,0%**	**9,3%**
Risultato operativo	**41,7**	**38,6**	**7,9%**	**10,3%**
ROS (Risultato operativo/Vendite nette)	21,2%	21,2%		
Utile del Gruppo prima delle imposte	37,5	34.6	8.5%	10,6%

	31 marzo 2007 € milioni	31 dicembre 2006 € milioni
Indebitamento netto	303.9	379,5

EVENTI SIGNIFICATIVI DEL PERIODO

Ristrutturazione industriale

Il 10 gennaio 2007, il Gruppo Campari ha annunciato la decisione di interrompere l'attività produttiva nello stabilimento di Sulmona e di trasferirne l'attività in altri siti produttivi.

Lo stabilimento di Sulmona è entrato a far parte del Gruppo con l'acquisizione Bols del 1995 e non ha mai raggiunto un livello di efficienza sostenibile, nonostante gli investimenti e i trasferimenti di produzioni effettuati, nonché gli sforzi di trovare nuove opportunità produttive, anche per conto terzi.

A seguito del drastico ridimensionamento della categoria dei *ready to drink* e del declino generalizzato del mercato delle bibite analcoliche gassate, l'utilizzo delle linee di produzione è sceso a livelli che rendono economicamente insostenibile il proseguimento dell'attività.

La Società ha peraltro già assicurato, nella tradizione di rapporti sindacali rivolti costantemente a attenuare le conseguenze sociali di decisioni economicamente obbligate e nell'ottica di minimizzare l'impatto sui livelli occupazionali, la propria disponibilità a definire con i rappresentanti dei lavoratori un concreto programma di misure alternative e di sostegno.

Questo programma, che verrà discusso nelle sedi opportune, al fine di minimizzare l'impatto di una decisione dolorosa ma inevitabile, potrà comprendere anche la proposta di passaggio ad altre strutture produttive del Gruppo ai lavoratori ricollocabili e l'attivazione in loco di attività di *outplacement* e di riqualificazione professionale.

Nuova società commerciale in Cina

Nel primo trimestre dell'anno è diventata operativa Campari Beijing Trading Company, una nuova società commerciale, controllata al 100% dal Gruppo Campari, attualmente con sede a Beijing e quanto prima con un secondo ufficio commerciale a Shanghai.

La nuova società, costituita con l'obiettivo di cogliere le notevoli potenzialità del mercato cinese, distribuirà il portafoglio *spirit* e *wine* del Gruppo tramite due strutture commerciali separate e specializzate nelle due aree di *business*.

Relativamente ai vini, Campari Beijing Trading Company distribuirà sia la produzione locale di Qingdao Sella & Mosca Winery Co. Ltd. (società controllata dal Gruppo per il 93,67%) che i vini di importazione Sella & Mosca, Chateau Lamargue e Teruzzi & Puthod.

Nuova società in Argentina

In relazione all'acquisizione Old Smuggler, finalizzata contestualmente a Glen Grant in data 15 marzo 2006, a seguito dell'autorizzazione dell'*antitrust* del 12 marzo 2007, il Gruppo ha potuto perfezionare l'acquisto del marchio Old Smuggler anche per l'importante mercato argentino.

Pertanto Campari Argentina S.R.L., costituita nel corso del 2006 e controllata al 100% dal Gruppo, è diventata operativa.

Tale società importa il malto dalla Scozia e coordina localmente la produzione e la vendita del *whisky* Old Smuggler, tramite un imbottigliatore e un distributore terzi.

ANDAMENTO DELLE VENDITE

Evoluzione generale

L'andamento del primo trimestre del 2007 è stato decisamente positivo, con vendite consolidate pari a € 196,6 milioni e con una crescita complessiva del 8,0% rispetto al corrispondente periodo dello scorso anno.

La crescita organica è stata del 11,3%, mentre le variazioni del perimetro di consolidamento e dei cambi sono state negative e hanno avuto un impatto, sul risultato totale, rispettivamente, del 0,7% e del 2,6%, come evidenziato nella tabella sottostante.

	€ milioni	In % sul primo trimestre 2006
– vendite nette del primo trimestre 2007	196,6	
– vendite nette del primo trimestre 2006	182,1	
variazione totale	**14,5**	**8,0%**
di cui		
crescita organica al lordo di effetto cambio	20,5	11,3%
variazione perimetro di consolidamento	–1,2	–0,7%
effetto variazioni cambio	–4,8	–2,6%
variazione totale	**14,5**	**8,0%**

Nel primo trimestre dell'anno quasi tutti i *brand* principali del Gruppo hanno conseguito un risultato positivo; in particolare, hanno realizzato un incremento delle vendite a due cifre, tra gli *spirit*, Campari, SKYY Vodka, Aperol e i *brand* brasiliani, tra gli *wine*, gli spumanti e il *vermouth* Cinzano, e, tra i *soft drink*, Crodino.

L'effetto variazione di perimetro ha evidenziato un saldo netto negativo di € 1,2 milioni, pari al 0,7%, in seguito all'interruzione delle vendite di Lipton Ice Tea.

Alla fine dello scorso anno infatti, Campari Italia S.p.A. e Unilever hanno concordato di non procedere al rinnovo del contratto di distribuzione dei prodotti a marchio Lipton Ice Tea, in scadenza a fine dicembre 2006.

Pertanto, ai fini della determinazione della crescita organica realizzata dal Gruppo nel 2007, le vendite di questo *brand* relative all'anno 2006 rilevano come variazione negativa conseguente a modifica di perimetro: nel solo primo trimestre dell'anno, tale effetto è stato pari a € 6,3 milioni.

Per contro, il periodo in oggetto ha beneficiato anche di una crescita esterna positiva pari a € 5,1 milioni, determinata principalmente (€ 4,0 milioni) da Glen Grant, Old Smuggler e Braemar, la cui acquisizione è stata finalizzata in data 15 marzo 2006.

La tabella seguente presenta un dettaglio per *brand* delle vendite che hanno determinato la variazione di perimetro.

Vendite del primo trimestre 2007: dettaglio dell'effetto perimetro	€ milioni
Glen Grant, Old Smuggler e Braemar	4,0
Subtotale *brand* del Gruppo	**4,0**
Cessata distribuzione Lipton Ice Tea in Italia	–6,3
Altri *brand* di terzi	1,1
Subtotale *brand* di terzi	**–5,2**
Totale variazione di perimetro	**–1,2**

I tassi di cambio hanno avuto un impatto negativo del 2,7% sulle vendite del primo trimestre dell'anno.

All'inizio del 2007 è proseguito infatti il rafforzamento dell'Euro nei confronti del Dollaro USA e, in misura minore, del Real brasiliano; rispetto ai valori medi del primo trimestre 2006, nel 2007 la valuta statunitense si è deprezzata del 8,3% e quella brasiliana del 4,4%.

La tabella seguente evidenzia i cambi medi per le valute più significative per il Gruppo.

Cambi medi del periodo 1 gennaio-31 marzo	2007	2006	Variazione %
US$ x 1 €	1,310	1,202	
€ x 1 US$	0,7631	0,8319	-8,3%
BRC x 1 €	2,763	2,640	
€ x 1 BRC	0,3620	0,3788	-4,4%
CHF x 1 €	1,616	1,559	
€ x 1 CHF	0,6187	0,6415	-3,6%
JPY x 1 €	156,468	140,514	
€ x 1000 JPY	6,3911	7,1167	-10,2%
GBP x 1 €	0,671	0,686	
€ x 1000 GBP	1,4913	1,4578	2,3%

Vendite per area geografica

La crescita delle vendite del trimestre, pari al 8,0%, è stata determinata da un andamento positivo di tutte le aree geografiche, che evidenziano uno sviluppo organico sostenuto, complessivamente pari al 11,3%.

In dettaglio, le due tabelle mostrano rispettivamente, la prima, la ripartizione e l'evoluzione delle vendite per area e, la seconda, la scomposizione della variazione totale di ciascuna area nelle tre componenti di crescita organica, variazione di perimetro ed effetto cambi.

	1 gennaio - 31 marzo 2007		1 gennaio - 31 marzo 2006		Variazione %
	€ milioni	%	€ milioni	%	2007/2006
Italia	95,0	48,3%	92,5	50,8%	2,7%
Europa	36,7	18,7%	27,8	15,2%	32,1%
Americhe	57,3	29,1%	55,0	30,2%	4,1%
Resto del mondo e *duty free*	7,6	3,9%	6,8	3,7%	12,9%
Totale	**196,6**	**100,0%**	**182,1**	**100,0%**	**8,0%**

Analisi della variazione %	variazione in % totale 1 gennaio - 31 marzo	di cui effetto perimetro	di cui variazione organica lorda	di cui effetto cambio
Italia	2,7%	-5,5%	8,2%	0,0%
Europa	32,1%	12,1%	20,3%	-0,3%
Americhe	4,1%	0,9%	11,5%	-8,3%
Resto del mondo e *duty free*	12,9%	0,9%	14,9%	-3,0%
Totale	**8,0%**	**-0,7%**	**11,3%**	**-2,6%**

In **Italia** le vendite del trimestre sono cresciute del 8,2% a perimetro costante e globalmente, al netto dell'effetto perimetro negativo (5,5%), di un più contenuto 2,7%.

Sul mercato italiano, il trimestre è stato molto buono per le vendite di Campari e in generale per quasi tutti i *brand* del portafoglio *spirit* e *wine*.

La variazione netta negativa di perimetro è stata determinata dal sopracitato effetto Lipton Ice Tea, solo parzialmente compensato dalla crescita esterna relativa a Glen Grant.

L'**Europa** è l'area che in assoluto nel periodo ha realizzato la *performance* migliore, con una crescita totale del 32,1%.

A parità di perimetro di consolidamento e di cambi, la crescita rispetto allo scorso anno è stata del 20,3% ed è il risultato di un *trend* delle vendite positivo in molti importanti mercati, quali Russia, Germania, Francia, Spagna e Regno Unito.

La crescita esterna del 12,1% è stata generata principalmente dalle vendite di prodotti finiti e semilavorati correlati all'acquisizione Glen Grant.

L'area **Americhe** globalmente ha evidenziato nel trimestre una crescita delle vendite limitata al 4,1%, in quanto il pesante effetto cambio negativo (8,3%) ha eroso significativamente l'ottima crescita organica, pari al 11,5%.

Le due tabelle sottostanti forniscono un ulteriore dettaglio dell'andamento del *business* del Gruppo nell'area Americhe.

	1 gennaio - 31 marzo 2007		1 gennaio - 31 marzo 2006		Variazione %
	€ milioni	%	€ milioni	%	2007/2006
USA	45,7	79,8%	45,0	81,8%	1,5%
Brasile	9,1	15,9%	7,5	13,6%	21,7%
Altri paesi	2,5	4,3%	2,5	4,6%	-1,8%
Totale	**57,3**	**100,0%**	**55,0**	**100,0%**	**4,1%**

Analisi della variazione %	variazione in % totale 1 gennaio - 31 marzo	di cui effetto perimetro	di cui variazione organica lorda	di cui effetto cambio
USA	1,5%	1,1%	9,4%	-9,0%
Brasile	21,7%	-0,2%	27,6%	-5,7%
Altri paesi	-1,8%	0,0%	0,7%	-2,5%
Totale	**4,1%**	**0,9%**	**11,5%**	**-8,3%**

Nel primo trimestre dell'anno gli **Stati Uniti** hanno conseguito una crescita organica delle vendite pari al 9,4%, grazie all'ottimo risultato conseguito dal *core brand* SKYY Vodka; meno positivo è stato invece l'andamento dei *brand* di terzi, che costituiscono una parte importante delle vendite del Gruppo su questo mercato.

La crescita esterna, limitata al 1,1%, è relativa alle vendite dello *Scotch whisky* Old Smuggler, acquisito nel corso dello scorso anno, mentre la forte svalutazione del Dollaro USA ha determinato un effetto cambio negativo, pari a 9,0%.

In **Brasile,** le vendite del primo trimestre dell'anno sono state estremamente positive, con una crescita organica del 27,6%.

Tutti i *brand* più importanti hanno conseguito un buon risultato; tuttavia, è opportuno ricordare che il periodo in oggetto, particolarmente in Brasile, si connota per una stagionalità molto bassa e per una forte correlazione dei risultati di vendita all'esito dei consumi di fine anno.

Anche in questo mercato, la svalutazione della valuta locale ha avuto un impatto negativo sulla crescita complessiva, quantificabile nel 5,7%.

Il risultato di vendita degli altri paesi dell'area Americhe, fra i quali il principale è il Canada, è stato di sostanziale stabilità: +0,7% a cambi costanti e -1,8% a cambi correnti.

L'area **Resto del Mondo e *duty free*** ha un'incidenza ancora marginale, limitata al 3,9%, sul totale delle vendite del Gruppo; nel trimestre, l'area ha realizzato una crescita organica del 14,9%, grazie all'ottimo risultato conseguito nel canale *duty free*.

Vendite per area di business

Nel primo trimestre del 2007, tutte le aree di *business* hanno incrementato le vendite, a cambio e perimetro di consolidamento costanti rispetto al primo trimestre del 2006.

Anche in termini reali, il confronto con lo scorso anno rimane tuttavia estremamente positivo e il solo segmento *soft drink* evidenzia una contrazione, come conseguenza dell'impatto negativo derivante dall'interruzione della distribuzione del marchio Lipton Ice Tea.

Le due tabelle seguenti mostrano rispettivamente, l'evoluzione delle vendite per area di *business* e l'analisi della variazione totale di ciascun segmento, nelle tre componenti di crescita organica, effetto perimetro ed effetto cambi.

	1 gennaio - 31 marzo 2007		1 gennaio - 31 marzo 2006		Variazione %
	€ milioni	%	€ milioni	%	2007/2006
Spirit	139.2	70.8%	129.0	70.9%	7.9%
Wine	25.7	13.1%	19.8	10.9%	29.5%
Soft drink	28.1	14.3%	31.0	17.0%	-9.3%
Altre vendite	3.6	1.8%	2.2	1.2%	61.6%
Totale	**196,6**	**100,0%**	**182,1**	**100,0%**	**8,0%**

Analisi della variazione %	Totale variazione % 1 gennaio - 31 marzo	di cui variazione di perimetro	di cui variazione organica lorda	di cui effetto cambio
Spirit	7.9%	3.0%	8.5%	-3.6%
Wine	29.5%	0.0%	30.1%	-0.6%
Soft drink	-9.3%	-20.3%	11.0%	0.0%
Altre vendite	61.6%	52.1%	9.7%	-0.2%
Totale	**8,0%**	**-0,7%**	**11,3%**	**-2,6%**

Spirit

Le vendite degli *spirit* sono state pari a € 139,2 milioni, con una crescita complessiva del 7,9% rispetto al primo trimestre dello scorso anno; escludendo il contributo della crescita esterna (+3,0%) e l'effetto cambio negativo (3,6%), il segmento ha conseguito una crescita organica del 8,5%, grazie al buon risultato ottenuto da tutti i principali marchi del Gruppo.

Le vendite di **Campari** del primo trimestre 2007 sono incrementate del 10,7% a cambi costanti (ovvero del 9,4% dopo l'impatto cambio negativo, prevalentemente imputabile al Real brasiliano).

Il risultato positivo è stato conseguito grazie al buon andamento delle vendite in Italia, Brasile e nei principali mercati europei.

Particolarmente soddisfacente è stata la *performance* sul mercato italiano dove, dopo un 2006 non brillante, Campari, nel primo trimestre del 2007, ha incrementato sia le vendite che i consumi finali.

Il *brand* **SKYY** (SKYY Vodka e la gamma *flavour*) ha chiuso il primo trimestre dell'anno con una crescita organica, a cambi costanti, del 21,5%; a cambi correnti, per effetto della svalutazione del Dollaro USA, la crescita è risultata del 12,4%.

Gli Stati Uniti e i mercati di esportazione hanno contribuito allo sviluppo della marca con lo stesso tasso di crescita anche se, sul mercato statunitense, dove la marca sviluppa più del 80% dei volumi di vendita, la *performance* di SKYY assume una valenza straordinariamente positiva se si considera che da anni, con grande regolarità, la marca consegue tassi di crescita a due cifre dei consumi finali.

Per quanto concerne gli altri paesi, le vendite del trimestre sono state particolarmente positive in Italia e in Germania, cioè in mercati di non recente penetrazione, nei quali le attività di *marketing* specifiche per il canale *on trade* stanno portando buoni risultati.

Le vendite di **CampariSoda**, quasi totalmente concentrate sul mercato italiano, hanno chiuso il primo trimestre dell'anno in flessione del 14,8%.

Tale risultato negativo è fortemente condizionato dal confronto con il primo trimestre del 2006, in cui la pianificazione dell'attività promozionale era stata più intensa; nel trimestre in corso si prevede di recuperare gran parte del ritardo cumulato a marzo.

Nel primo trimestre dell'anno, **Aperol**, ha incrementato le vendite del 10,8%; il *trend* di crescita nel mercato italiano (che rappresenta circa il 90% del totale) continua a essere più che soddisfacente, anche alla luce del fatto che la marca sta realizzando una robusta e ininterrotta crescita a due cifre da più di tre anni.

Il trimestre è stato particolarmente positivo (+38,6%) anche per le vendite di **Aperol Soda**, interamente concentrate sul mercato italiano.

Nei primi tre mesi del 2007, peraltro periodo di bassissima stagionalità, le vendite dei *brand* brasiliani hanno registrato una crescita, in valuta locale del 38,4% e a cambi correnti del 32,3%.

Sia l'*aguardiente* **Dreher** che gli *admix whiskies* **Old Eight** e **Drury's** hanno peraltro beneficiato di elevati consumi finali nell'importante mese di dicembre.

Le vendite di **Ouzo 12** registrano una crescita del 4,2% (+3,7% a cambi correnti) riconducibile al buon risultato conseguito sul mercato tedesco che, come già nell'intero 2006, bilancia positivamente il momento non brillante della marca sul mercato greco.

Nel trimestre, le vendite di **Cynar** evidenziano una crescita del 18,8% (17,2% a cambi correnti), determinata da uno sviluppo generalizzato sui principali mercati internazionali e da una sostanziale stabilità in Italia.

Le vendite di **Campari Mixx**, distribuito sul solo mercato italiano, trascinate dalla ormai consolidata fase di marcato declino del mercato dei *ready to drink*, nel primo trimestre 2007 evidenziano una flessione del 14,8%.

Tra gli altri marchi *spirit* del Gruppo, il trimestre è stato positivo per le vendite del mirto Zedda Piras e non positivo per Biancosarti.

Relativamente ai ***brand* di terzi**, le vendite del primo trimestre 2007 hanno evidenziato:

- un'ottima *performance* per Jack Daniel's, distribuito essenzialmente sul mercato italiano, con una crescita del 15,4%;
- una crescita del 8,9% per Jägermeister, sempre sul mercato italiano;
- una crescita del 12,2% a cambi costanti per gli *Scotch whisky* (che si riduce al 3,6% se considerata a cambi correnti), determinata principalmente da Cutty Sark negli Stati Uniti;
- una crescita del 1,7% in valuta locale per *tequila* 1800 sul mercato statunitense (flessione del 9,2% a cambi correnti);
- una contrazione del 2,9% per i *brand* di C&C (–10,5% a cambi correnti);
- una contrazione del 20,7% per i *brand* Suntory (–26,7% a cambi correnti).

Con riferimento ai *brand* di C&C e Suntory, è opportuno ricordare che per il Gruppo la parte preponderante delle vendite è concentrata negli Stati Uniti, dove la commercializzazione ha avuto inizio a gennaio 2006;

conseguentemente, le vendite del primo trimestre dello scorso anno erano state particolarmente elevate in quanto beneficiavano della ricostituzione degli *stock* presso i nuovi distributori.

Wine

Nel primo trimestre del 2007 le vendite degli *wine* sono state pari a € 29,5 milioni, in crescita del 29,5% rispetto al corrispondente periodo dello scorso anno.

Nel segmento non è stata rilevata alcuna variazione di perimetro, mentre i tassi di cambio hanno avuto un impatto negativo limitato al 0,6%.

Nel periodo in oggetto tutti i *brand* principali hanno evidenziato un *trend* positivo; tuttavia è opportuno ricordare che, particolarmente per gli spumanti, le vendite del primo trimestre presentano una significatività relativamente limitata, alla luce del fatto che, da un lato i valori assoluti sono più contenuti rispetto agli altri trimestri dell'anno, dall'altro lato i risultati sono fortemente condizionati dall'andamento dei consumi nel precedente periodo natalizio.

Le vendite del ***vermouth* Cinzano** hanno registrato una crescita del 70,0% (68,6% a cambi correnti); se da un lato il risultato di vendita di alcuni importanti mercati, quali l'Italia, la Spagna e la Germania è stato comunque buono, dall'altro è opportuno precisare che l'impatto determinante per il conseguimento di un risultato di vendita così eclatante è venuto dalla Russia. In questo mercato, dove l'andamento dei consumi della marca è peraltro molto buono, la forte crescita realizzata nel trimestre va in parte correlata al pesante ritardo nelle consegne dell'inizio dello scorso anno, causato da cambiamenti legislativi relativi all'introduzione delle fascette fiscali.

Anche per gli **spumanti Cinzano,** le vendite del trimestre hanno evidenziato una crescita consistente (+35,8% a cambi costanti e +35,2% a cambi correnti), come conseguenza dell'ottimo risultato conseguito nei due mercati principali, ovvero Germania e Italia.

I vini **Sella & Mosca**, hanno chiuso il trimestre con una crescita del 7,8% (sia a cambi correnti che a cambi costanti), con un soddisfacente risultato positivo sui mercati internazionali.

L'andamento delle vendite è stato positivo anche per tutti gli altri marchi di *wine* del Gruppo, in particolare per **Mondoro** e **Riccadonna**, con una crescita a due cifre, ma anche per i vini **Teruzzi & Puthod** e **Cantina Serafino**.

Soft drink

Nel primo trimestre del 2007 i *soft drink* hanno realizzato vendite complessive per € 28,1 milioni, in crescita del 11,0% a perimetro costante.

L'interruzione della distribuzione del marchio di terzi Lipton Ice Tea, che ha un impatto negativo pari al 20,3%, determina una contrazione complessiva del segmento *soft drink* del 9,3%.

L'andamento delle vendite è stato molto buono per l'analcolico **Crodino**, +16,7%, positivo per la linea **Lemonsoda, Oransoda e Pelmosoda**, che ha realizzato una crescita del 8,2%, e sostanzialmente in linea con lo scorso anno per le acque minerali **Crodo**.

Altre vendite

Nel primo trimestre del 2007 le altre vendite, ovvero il segmento complementare agli altri che include i ricavi derivanti dalle attività di *co-packing* e dalla vendita a terzi di materie prime e semilavorati, sono state pari a € 3,6 milioni e sono incrementate del 61,6%.

Tale crescita è quasi interamente attribuibile alla variazione di perimetro, ovvero alle vendite del distillato di malto prodotto e venduto da Glen Grant Distillery Company Ltd. al gruppo Pernod Ricard, in base agli accordi stipulati al momento dell'acquisizione Glen Grant.

Nel periodo gennaio - marzo 2007, tali vendite vengono considerate quasi interamente come crescita esterna in quanto, lo scorso anno, tale attività è iniziata dopo il 15 marzo, data del *closing* dell'acquisizione Glen Grant.

SITUAZIONE ECONOMICA E FINANZIARIA

Criteri di redazione

La relazione trimestrale al 31 marzo 2007 è stata redatta in conformità agli *International Financial Reporting Standards* ("IFRS"), emessi dall'*International Accounting Standard Board* ("IASB") e omologati dell'Unione Europea, includendo tra questi anche tutti i principi contabili internazionali rivisti ("IAS") e tutte le interpretazioni dell'*International Financial Reporting Interpretation Committee* ("IFRIC"), precedentemente denominate *Standing Interpretations Commitee* ("SIC").

Il Gruppo Campari ha adottato gli IFRS a partire dal 1 gennaio 2005, a seguito dell'entrata in vigore del Regolamento Europeo 1606 del 19 luglio 2002.

La Relazione trimestrale e i prospetti contabili consolidati al 31 marzo 2007 sono stati redatti in osservanza a quanto previsto dal Regolamento Emittenti 11971/1999, così come modificato dalla Delibera Consob 14990 del 14 aprile 2005.

In particolare, così come previsto dall'articolo 82 – *Relazione trimestrale* del suddetto Regolamento, la presente Relazione, non soggetta a revisione contabile, è stata redatta secondo quanto indicato nell'Allegato 3D.

La Relazione trimestrale al 31 marzo 2007 è stata autorizzata alla pubblicazione con delibera del competente organo amministrativo in data 8 maggio 2007.

Area di consolidamento

La situazione trimestrale consolidata comprende le situazioni economico – patrimoniali predisposte dalla Capogruppo e dalle società controllate, italiane ed estere alla data del 31 marzo e redatte secondo i Principi Contabili Internazionali.

Le società sottoposte a controllo congiunto o sulle quali viene esercitata un'influenza notevole sono consolidate con il metodo del patrimonio netto.

Nel primo trimestre 2007 sono entrate nel perimetro di consolidamento due nuove società:

- Campari Beijing Trading Company, società commerciale con sede a Beijing posseduta al 100% da DI.CI.E Holding B.V.;
- Campari Argentina S.R.L, società produttiva e commerciale con sede a Buenos Aires e posseduta al 95% da DI.CI.E Holding B.V. e per il restante 5% da Lacedaemon B.V.

Conto economico

	Primo trimestre 2007		Primo trimestre 2006		variazione
	€ milioni	%	€ milioni	%	%
Vendite nette	**196,6**	**100,0%**	**182,1**	**100,0%**	**8,0%**
Costo del venduto	(81,7)	-41,6%	(78,4)	-43,1%	4,3
Margine lordo	**114,8**	**58,4%**	**103,7**	**56,9%**	**10,8%**
Pubblicità e promozioni	(31,8)	-16,2%	(25,4)	-14,0%	25,0%
Costi di vendita e distribuzione	(25,3)	-12,9%	(24,0)	-13,2%	5,7%
Margine commerciale	**57,7**	**29,4%**	**54,3**	**29,8%**	**6,3%**
Spese generali e amministrative e altri oneri e proventi operativi	(16,0)	-8,2%	(15,3)	-8,4%	4,6%
Risultato della gestione ordinaria	**41,7**	**21,2%**	**38,9**	**21,4%**	**7,0%**
Altri (oneri) e proventi non ricorrenti	0.0	0,0%	(0,3)	-0,2%	-115,0%
Risultato Operativo	**41,7**	**21,2%**	**38,6**	**21,2%**	**7,9%**
Proventi (oneri) finanziari netti	(4,2)	-2,1%	(3,0)	-1,6%	41,5%
Quota di utile (perdita) di società valutate con il metodo del patrimonio netto	0.0	0,0%	(0,2)	-0,1%	-121,1%
Utile prima delle imposte e degli interessi di minoranza	**37,6**	**19,1%**	**35,5**	**19,5%**	**5,9%**
Interessi di minoranza	(0.0)	0,0%	(0,9)	-0,5%	-95,7%
Utile netto del Gruppo prima delle imposte	**37,5**	**19,1%**	**34,6**	**19,0%**	**8,5%**
Totale ammortamenti	(4.8)	-2,4%	(4,5)	-2,5%	5,3%
EBITDA prima di altri oneri e proventi non ricorrenti	**46,4**	**23,6%**	**43,5**	**23,9%**	**6,8%**
EBITDA	**46,5**	**23,6%**	**43,2**	**23,7%**	**7,7%**

Le **vendite nette** del trimestre sono state pari a € 196,6 milioni.

Come sopra evidenziato, la crescita complessiva del 8,0% è stata alimentata da una robusta crescita organica, pari a 11,3%, in parte compensata da variazioni negative di perimetro di consolidamento e di cambio, che hanno avuto un impatto rispettivamente del 0,7% e del 2,6%.

Il **costo del venduto** evidenzia un'incidenza percentuale sulle vendite del 41,6%, inferiore di 1,5 punti percentuali a quella dello scorso anno, pari al 43,1%; tale riduzione è determinata principalmente da un diverso *mix* delle vendite nei due periodi posti a confronto e, in particolare, dalla variazione di perimetro conseguente all'interruzione a fine 2006 della distribuzione di Lipton Ice Tea, effetto che da solo determina un miglioramento di 1,2 punti percentuali.

Infatti, il costo variabile del venduto di questo *brand* nel 2006 aveva un'incidenza percentuale sulle vendite più elevata rispetto a quella media del *business* organico del Gruppo.

Per quanto concerne le spese di produzione, cioè la parte di costo del venduto caratterizzata prevalentemente da costi fissi, si rileva un modesto incremento in valore assoluto e una diminuzione molto contenuta in termini di incidenza sulle vendite: a perimetro costante, i due trimestri sono infatti omogenei dal punto di vista dell'organizzazione industriale in quanto il piano di ristrutturazione, realizzato dal Gruppo negli ultimi anni, nel primo trimestre dello scorso anno era già stato completato.

Con riferimento invece alla chiusura dello stabilimento di Sulmona, recentemente annunciata, si rammenta che nel 2007 essa avrà un impatto limitato all'ultima parte dell'anno.

I costi per pubblicità e promozioni sono stati pari al 16,2% delle vendite, con un'incidenza significativamente superiore allo scorso anno (14,0%).

Tale variazione è riconducibile principalmente a una diversa pianificazione degli investimenti *media* e *trade marketing*, che ha generato una maggiore concentrazione di attività nel primo trimestre dell'anno.

Oltre a ciò, una parte dell'incremento dell'incidenza percentuale del primo trimestre del 2007 (pari a 0,5 punti percentuali), è dovuta alla sopracitata variazione di perimetro, ovvero all'effetto Lipton Ice Tea.

Nel 2006, infatti, il pur elevato investimento promozionale sostenuto dal Gruppo su questo *brand*, era quasi interamente compensato dai contributi ricevuti dal proprietario della marca, con un conseguente effetto diluitivo dell'incidenza complessiva dei costi per pubblicità e promozioni sulle vendite.

In relazione a ciò è opportuno evidenziare che, se si riclassifica il conto economico consolidato del Gruppo dell'intero anno 2006, escludendo Lipton Ice Tea sia per quanto concerne le vendite che la spesa in pubblicità e promozioni, l'incidenza percentuale sulle vendite passerebbe, dal 17,5% riportato, al 18,1%.

I costi di **vendita e distribuzione** hanno ridotto la loro incidenza sulle vendite, dal 13,2% del primo trimestre 2006 al 12,9% del 2007, in quanto i costi delle strutture di vendita e di *marketing* hanno una certa componente di costi fissi.

È necessario ricordare che, nel 2006, tali costi fissi erano comunque incrementati significativamente in quanto il Gruppo aveva ritenuto opportuno attuare un rafforzamento generale di tali strutture sia negli Stati Uniti che nei principali mercati internazionali.

Il **margine commerciale** del primo trimestre 2006 è stato pari a € 57,7 milioni, con una crescita totale del 6,3% rispetto al corrispondente periodo dello scorso anno,attribuibile

- per 6,7% alla crescita organica,
- per 1,7% alla crescita esterna,
- per -2,1% al negativo effetto cambio.

È opportuno sottolineare che la variazione di perimetro ha generato risultati diversi sulle vendite e sul margine commerciale.

L'effetto netto della variazione di perimetro sulle vendite è stato infatti negativo (0,7%), in quanto l'impatto sfavorevole di Lipton Ice Tea è stato superiore all'apporto di Glen Grant e degli altri *brand* che hanno generato crescita esterna.

A livello di redditività, al contrario, i nuovi *brand* compensano ampiamente la redditività persa con la cessata distribuzione di Lipton Ice Tea e quindi l'effetto netto della variazione di perimetro sul margine commerciale del Gruppo è positivo e pari al 1,7%.

La voce **spese generali e amministrative** e **altri oneri e proventi operativi,** evidenzia sul trimestre una riduzione dell'incidenza percentuale sulle vendite, che passa dal 8,4% dello scorso anno al 8,2% del 2007.

In valore assoluto, la crescita di tale voce di spesa è stata del 4,6% ma, escludendo le variazioni di cambio e di perimetro, l'incremento risulta contenuto al 3,3%.

Il **risultato della gestione ordinaria** del periodo è stato di € 41,7 milioni, in crescita del 7,0% rispetto allo scorso anno.

La voce **proventi e oneri non ordinari** nel trimestre non evidenzia valori significativi e porta un saldo netto pari a zero, mentre lo scorso anno evidenziava un saldo negativo di € 0,3 milioni, determinato da oneri straordinari connessi all'acquisizione di Glen Grant, Old Smuggler e Braemar.

Il **risultato operativo** è stato di € 41,7 milioni e, rispetto al primo trimestre dello scorso anno, risulta in crescita del 7,9% e con lo stesso livello di redditività, pari al 21,2%.

Gli **ammortamenti** complessivi del periodo, materiali e immateriali, sono stati pari a € 4,8 milioni, con un aumento del 5,3% rispetto allo scorso anno, in cui erano stati pari a € 4,5 milioni.

Conseguentemente, l'**EBITDA prima di proventi e oneri non ordinari** è stato pari a € 46,4 milioni, in crescita del 6,8%, e l'**EBITDA** pari a € 46,5 milioni, in crescita del 7,7%.

Gli **oneri finanziari netti** del periodo sono stati pari a € 4,2 milioni, superiori a quelli dello scorso anno, pari a € 3,0 milioni.

La crescita dei tassi di interesse delle principali valute, unita a un maggior indebitamento che sconta le acquisizioni di Glen Grant, Old Smuggler e Braemar e dell'ultima quota di minoranza del 11% di Skyy Spirits, LLC, hanno inciso negativamente sulla voce interessi del periodo.

Per contro la svalutazione del Dollaro USA nei confronti dell'Euro ha consentito di attutire parzialmente gli effetti negativi, comprimendo gli oneri finanziari relativi alla parte di indebitamento contratta nella valuta statunitense.

La quota parte di **utile o perdita delle società valutate col metodo del patrimonio netto** evidenzia un saldo positivo ma immateriale, che si confronta con una a perdita di € 0,2 milioni dello scorso anno.

Le entità consolidate con il metodo del patrimonio netto sono quattro società commerciali che distribuiscono i prodotti del Gruppo e quelli degli altri soci in importanti mercati europei: Belgio, Olanda, Regno Unito e Spagna.

L'utile prima delle imposte e degli interessi di minoranza del periodo è stato pari a € 37,6 milioni, in crescita del 5,9% rispetto a quello dello scorso anno.

In seguito all'acquisto della residua partecipazione del 11% in Skyy Spirits, LLC, detenuta da minoranze, avvenuto alla fine del 2006, la **quota di utile di competenza di terzi** nel conto economico del Gruppo, diventa assolutamente marginale: nel primo trimestre del 2007 non raggiunge € 0,1 milioni contro € 0,9 milioni del primo trimestre dello scorso anno.

Beneficiando di ciò, l'**utile prima delle imposte del Gruppo** del primo trimestre 2007, pari a € 37,5 milioni, mostra una crescita del 8,5%, superiore a quella rilevata per l'utile prima delle imposte e degli interessi di minoranza.

Posizione finanziaria netta

La posizione finanziaria consolidata del Gruppo al 31 marzo 2007 presenta un indebitamento netto di € 303,9 milioni, con una positiva riduzione di € 75,6 milioni rispetto a quello del 31 dicembre 2006, che era pari a € 379,5 milioni.

	31 marzo 2007 € milioni	31 dicembre 2006 € milioni
Cassa, banche e titoli	380,2	240,3
Debiti verso banche	(282,0)	(209,3)
Debiti per *leasing* immobiliare	(3,1)	(3,1)
Private placement e prestito obbligazionario	(13,2)	(17,7)
Altre attività e passività finanziarie	0,4	0,3
Posizione finanziaria netta a breve termine	**82,3**	**10,4**
Debiti verso banche	(1,2)	(1,2)
Debiti per *leasing* immobiliare	(15,2)	(16,0)
Private placement e prestito obbligazionario	(367,6)	(370,6)
Altri debiti finanziari	(2,1)	(2,2)
Posizione finanziaria netta a medio - lungo termine	**(386,0)**	**(390,0)**
Posizione finanziaria netta	**(303,9)**	**(379,5)**

Come evidenziato nella tabella, alla fine del trimestre ***l'indebitamento a medio - lungo termine*** è di € 386,0 milioni e, sia come struttura che come valore è sostanzialmente invariato rispetto a quello del 31 dicembre 2006 (€ 390,0 milioni).

Al contrario, **la posizione finanziaria a breve termine** evidenzia un significativo miglioramento del saldo netto attivo, che passa da € 10,4 milioni a € 82,3 milioni principalmente grazie al risultato economico generato nel trimestre e all'importante diminuzione del capitale circolante operativo (commentata nel paragrafo successivo).

Gli investimenti industriali del periodo sono stati pari a € 5,8 milioni.

Capitale circolante netto

Lo stato patrimoniale al 31 marzo 2007 espone un capitale circolante operativo pari a € 237,6 milioni, inferiore di € 27,5 milioni rispetto a quello del 31 Dicembre 2006.

	31 marzo 2007 € milioni	31 dicembre 2006 € milioni	variazione € milioni	31 marzo 2006 € milioni
Crediti verso clienti	186.0	257.1	-71.1	194.0
Rimanenze	179,2	169.9	9.4	187.0
Debiti verso fornitori	-127.6	-161,9	34.3	-137.2
Capitale circolante netto	**237,6**	**265,1**	**-27,5**	**243,8**
Vendite 12 mesi mobili	946.9	932.4	14.5	904,9 (1)
Incidenza capitale circolante su vendite 12 mesi mobili (%)	25.1%	28,4%		26.9%

(1) Valore *pro-forma*, rettificato in aumento per rappresentare 12 mesi di vendite con il perimetro di consolidamento al 31 marzo 2006 e potere essere rapportato al capitale circolante netto alla stessa data.

La diminuzione del valore del capitale circolante netto fra le due date poste a confronto è da ricondurre principalmente a un effetto di stagionalità del *business* e in particolare ai crediti commerciali che al 31 dicembre raggiungono il livello più elevato dell'anno e che comunque, nel primo trimestre del 2007, sono poi stati incassati con notevole regolarità.

Al contrario, al 31 marzo le rimanenze sono fisiologicamente più elevate che a fine anno, in previsione delle vendite del secondo importante trimestre.

Il valore totale di capitale circolante netto rilevato al 31 marzo 2007, è da ritenersi positivo, in quanto, nonostante l'incremento delle vendite, è inferiore a quello rilevato alla stessa data dell'anno precedente, pari a € 243,8 milioni.

EVENTI SUCCESSIVI AL 31 MARZO 2007

Assemblea ordinaria degli azionisti della Capogruppo

Il 24 aprile 2007, l'assemblea degli azionisti di Davide Campari-Milano S.p.A. ha approvato il bilancio relativo all'esercizio 2006 e deliberato la distribuzione di un dividendo di € 0,10 per azione, invariato rispetto allo scorso anno.

L'assemblea ha inoltre:

- nominato il Consiglio di Amministrazione per il triennio 2007-2009, composto da Eugenio Barcellona, Luca Garavoglia, Paolo Marchesini, Marco P. Perelli-Cippo, Stefano Saccardi, Enzo Visone e, con la qualifica di indipendente, Enrico Corradi, Cesare Ferrero e Renato Ruggiero; l'assemblea ha confermato Luca Garavoglia alla Presidenza della Società;
- nominato il Collegio Sindacale, sempre per il triennio 2007-2009, composto da Antonio Ortolani, Presidente e Alberto Lazzarini e Giuseppe Pajardi, Sindaci effettivi;
- deliberato la proroga dell'incarico di revisione contabile a Reconta Ernst & Young S.p.A. per il triennio 2007-2009;
- autorizzato il Consiglio di Amministrazione autorizzato all'acquisto e/o alienazione di azioni proprie, finalizzati principalmente a servire i piani di *stock option*; l'autorizzazione è stata richiesta per l'acquisto e/o l'alienazione di azioni che, tenuto conto delle azioni proprie già in possesso della Società, non superino il 10% del capitale sociale.

Fusione per incorporazione di Glen Grant S.r.l.

Allo scopo di proseguire il processo di semplificazione e riduzione delle strutture societarie del Gruppo, nonché una maggiore razionalità e funzionalità sotto il profilo patrimoniale ed economico, è stata deliberata il 8 maggio 2007 la fusione per incorporazione di Glen Grant S.r.l., controllata al 100% dalla Capogruppo, detentrice del marchio Glen Grant.

Acquisizione di Cabo Wabo Tequila

Il 7 maggio 2007, il Gruppo Campari ha annunciato di avere siglato un accordo per l'acquisizione di una partecipazione del 80% di Cabo Wabo Tequila.

Il valore dell'operazione, il cui *closing* è previsto per gennaio 2008, è di US$ 80 milioni (€ 60 milioni circa al tasso di cambio corrente), pari a un multiplo di 11,8 volte l'EBITDA atteso per il 2007.

Il Gruppo avrà la possibilità di acquisire la restante partecipazione del 20% di Cabo Wabo Tequila in due *tranche* del 15% e 5% attraverso opzioni *call / put* esercitabili rispettivamente nel 2012 e nel 2015.

Cabo Wabo è una *tequila ultra premium* che gode di una reputazione di altissima qualità e ha conseguito diversi premi; la gamma include Cabo Wabo Reposado, Cabo Wabo Añejo, Cabo Wabo Blanco e la nuova *ultra luxury* Cabo Uno, invecchiata in botte per tre anni.

Con volumi di vendita di circa 70.000 casse da 9 litri, principalmente vendute negli Stati Uniti, Cabo Wabo è uno dei marchi con tassi di crescita più elevati sul mercato americano degli *spirit*.

Cabo Wabo è un'acquisizione strategica per il Gruppo, perchè contribuirà in misura significativa a rafforzare il portafoglio di marchi *ultra premium* nel mercato statunitense e ad aumentare il *focus* sulla *tequila*, grazie alla proprietà di un *brand* in una delle categorie con tassi di crescita più elevati nel mercato statunitense degli *spirit*.

Inventore e maggior azionista di Cabo Wabo, società da lui creata nel 1996, è la *rock star* Sammy Hagar, profondo conoscitore di *tequila*, che in questi anni è stato l'ambasciatore per il *brand* Cabo Wabo e la forza creativa alla base del suo successo.

Successivamente al *closing* dell'operazione, Sammy Hagar e il suo socio Marco Monroy continueranno a detenere il 20% della società e Sammy Hagar continuerà a essere coinvolto in prima persona nelle scelte sulla qualità del prodotto e nell'attività di promozione del *business*, con l'obiettivo di far crescere la conoscenza della marca e le vendite negli Stati Uniti e nel resto del mondo.

Management

Si segnala che, a seguito della scelta di Enzo Visone di lasciare l'incarico, il Consiglio di Amministrazione di Davide Campari-Milano S.p.A. ha nominato Bob Kunze-Concewitz *Chief Executive Officer* del Gruppo Campari.

Bob Kunze-Concewitz, *manager* giovane, di grande capacità e dall'esperienza fortemente internazionale, di alto livello e maturata presso imprese di rilievo mondiale, rappresenta una scelta interna e di continuità.

Bob Kunze-Concewitz, 40 anni, austriaco, nel Gruppo Campari dal 2005, in qualità di *Group Marketing Officer*, ha curato, in particolare, lo sviluppo e la realizzazione di nuove strategie di *marketing* per i più importanti *brand* del Gruppo in tutti i mercati.

Maturità francese, Laurea con lode in USA seguita da un *master* in *business administration* in Gran Bretagna, parla cinque lingue e ha lavorato in Italia, Germania, Gran Bretagna, Francia, Benelux, Stati Uniti e Svizzera. In passato, ha ricoperto ruoli di crescente responsabilità all'interno di Procter & Gamble fino a diventare *Corporate Marketing Director* della divisione *Global Prestige Products*.

EVOLUZIONE PREVEDIBILE DELLA GESTIONE

I risultati conseguiti dal Gruppo nel primo trimestre dell'anno sono stati buoni e in parte superiori alle attese.

Considerando il fatto che il primo trimestre presenta una significatività limitata in relazione ai risultati complessivi dell'anno, non si ritiene allo stato attuale vi siano le condizioni per rivedere le già positive indicazioni formulate a inizio anno.

L'evoluzione prevedibile della gestione resta pertanto fondata su un cauto ottimismo.

Milano, 8 maggio 2007

Il Presidente del Consiglio di Amministrazione
Luca Garavoglia



REPORT FOR THE QUARTER
ENDING 31 MARCH 2007

CONTENTS

HIGHLIGHTS

	31 March 2007 € million	31 March 2006 € million	% change	% change at constant exchange rates
Net sales	**196.6**	**182.1**	**8.0%**	**10.6%**
Trading profit	57.7	54.3	6.3%	8.4%
EBITDA before one-offs	**46.4**	**43.5**	**6.8%**	**9.0%**
EBITDA	**46.5**	**43.2**	**7.7%**	**9.9%**
EBIT before one-offs	**41.7**	**38.9**	**7.0%**	**9.3%**
EBIT	**41.7**	**38.6**	**7.9%**	**10.3%**
ROS (EBIT/Net sales)	21.2%	21.2%		
Group profit before taxes	37.5	34.6	8.5%	10.6%

	31 March 2007 € million	31 December 2006 € million
Net debt	303.9	379.5

SIGNIFICANT EVENTS IN THE QUARTER

Industrial restructuring

On 10 January 2007, the Campari Group announced its decision to halt production at the Sulmona facility, and to transfer its operations to other sites.

The Sulmona factory became part of the Group following the acquisition of Bols in 1995 and has never reached a sustainable level of efficiency, despite investments made, the transfer of production and efforts to find new manufacturing opportunities, including on behalf of third parties.

Following the dramatic decline in the ready-to-drink market and the general downturn in the non-alcoholic fizzy drinks market, capacity utilisation at the Sulmona plant has fallen so low that it cannot continue operating.

The Company has a long tradition of working closely with trade unions to minimise the social consequences of its unavoidable financial decisions; with this in mind, and in order to ease the impact of the closure on staff, it has undertaken, in partnership with workers' representatives, to set out a programme of alternative and support measures.

This programme – which will be discussed at the appropriate time – may include the transfer of staff to other Group facilities where possible, as well as outplacement and retraining in order to minimise the impact of this painful but inevitable decision.

New trading company in China

The first quarter of the year saw the launch of the Campari Beijing Trading Company, 100%-owned by the Campari Group.

The new company's headquarters are in Beijing, and a second office will shortly be opened in Shanghai.

The company was set up with the aim of seizing the significant opportunity offered by the Chinese market.

It will comprise two separate units, which will be responsible respectively for distributing the Group's wines and spirits.

The Campari Beijing Trading Company will distribute wines produced locally by Qingdao Sella & Mosca Winery Co. Ltd. (of which the Group owns 93.67%), as well as imported wines from Sella & Mosca, Chateau Lamargue and Teruzzi & Puthod.

New company in Argentina

Following the acquisition of the Old Smuggler brand, concluded on 15 March 2006 at the same time as that of Glen Grant, a ruling by the antitrust authority on 12 March 2007 gave the Group the go-ahead to acquire the Old Smuggler brand for distribution also on the important Argentinian market.

As a result, Campari Argentina S.R.L., a company set up in 2006 and 100%-owned by the Group, became operational.

The company imports malt from Scotland, and co-ordinates the production and sale of Old Smuggler whisky locally via an external bottling plant and an external distributor.

SALES PERFORMANCE

Overall performance

The Group registered an excellent performance in the first quarter of 2007, with consolidated sales rising 8.0% year-on-year to € 196.6 million.

Organic growth stood at 11.3%, while external growth and exchange rates had a negative impact of 0.7% and 2.6% respectively on the total, as shown in the table below.

	€ million	% change on first quarter 2006
– net sales in the first quarter of 2007	196.6	
– net sales in the first quarter of 2006	182.1	
total change	**14.5**	8.0%
of which		
organic growth before exchange rate effect	20.5	11.3%
changes in the basis of consolidation	–1.2	–0.7%
exchange rate effect	–4.8	–2.6%
total change	**14.5**	8.0%

In the first quarter of the year almost all the Group's main brands delivered positive results; more specifically, double-digit sales growth was registered by Campari, SKYY Vodka, Aperol and the Brazilian brands (spirits business), by sparkling wines and Cinzano vermouth (wines) and Crodino (soft drinks).

External growth had a negative impact of € 1.2 million (0.7%), after sales of Lipton Ice Tea were suspended.

At the end of last year, Campari Italia S.p.A. and Unilever agreed not to renew the distribution contract for Lipton Ice Tea brand products after it expired in December.

As a result, in the calculation of organic growth for 2007, sales of this brand in 2006 count as a negative variation due to a change in the basis of consolidation.

In the first quarter of 2007, this negative impact was € 6.3 million.

However, in the same period the Company also registered positive external growth of € 5.1 million, of which € 4.0 million was due to the Glen Grant, Old Smuggler and Braemar brands, acquired on 15 March 2006.

The table below shows a breakdown by brand of the effects of the changed basis of consolidation on sales.

Consolidated sales in first quarter 2007: breakdown of external growth	€ million
Glen Grant, Old Smuggler and Braemar	4.0
Sub-total: Group brands	**4.0**
Suspension of distribution of Lipton Ice Tea in Italy	–6.3
Other third-party brands	1.1
Sub-total: third-party brands	**–5.2**
Total	**–1.2**

Exchange rates had a negative effect of 2.7% on sales in the first quarter of the year.

At the start of 2007 the euro continued to strengthen against the US dollar, and, to a lesser extent, against the Brazilian real; the US currency declined by 8.3% in the first quarter of 2007 versus the average for the same period of 2006, while the real lost 4.4%.

The table below shows the average exchange rates for the currencies of greatest importance for the Group.

Average exchange rates for the period 1 January-31 March	2007	2006	% change
US$ x € 1	1.310	1.202	
€ x US$	0.7631	0.8319	-8.3%
BRL x € 1	2.763	2.640	
€ x BRL 1	0.3620	0.3788	-4.4%
CHF x € 1	1.616	1.559	
€ x 1 CHF	0.6187	0.6415	-3.6%
JPY x 1 €	156.468	140.514	
€ x 1000 JPY	6.3911	7.1167	-10.2%
GBP x 1 €	0.671	0.686	
€ x 1000 GBP	1.4913	1.4578	2.3%

Sales by region

The sales growth of 8.0% registered during the quarter was due to a positive performance from all regions, which posted total organic growth of 11.3%.

The first table below shows the breakdown and growth of sales by region, while the second breaks down the overall change in each region by organic growth, external growth and the effect of exchange rate movements.

	1 January - 31 March 2007		1 January - 31 March 2006		% change
	€ million	%	€ million	%	2007 / 2006
Italy	95.0	48.3%	92.5	50.8%	2.7%
Europe	36.7	18.7%	27.8	15.2%	32.1%
Americas	57.3	29.1%	55.0	30.2%	4.1%
Rest of the world and duty free	7.6	3.9%	6.8	3.7%	12.9%
Total	**196.6**	**100.0%**	**182.1**	**100.0%**	**8.0%**

Breakdown of % change	Total % change 1 January - 31 March	of which external growth	of which organic growth	of which exchange rate effect
Italy	2.7%	-5.5%	8.2%	0.0%
Europe	32.1%	12.1%	20.3%	-0.3%
Americas	4.1%	0.9%	11.5%	-8.3%
Rest of the world and duty free	12.9%	0.9%	14.9%	-3.0%
Total	**8.0%**	**-0.7%**	**11.3%**	**-2.6%**

In **Italy** sales went up by 8.2% in the quarter on a same-structure basis.

Excluding the negative impact of external growth (5.5%), the growth figure was a more limited 2.7%.

On the Italian market, it was a very positive quarter for sales of Campari, and more generally for almost all the brands in the Group's wines and spirits portfolios.

The net negative impact of external growth was due to the suspension of distribution of Lipton Ice Tea as mentioned above, which was only partially offset by the external growth relating to Glen Grant.

Europe put in the best absolute performance during the period, with total growth of 32.1%.

On a same-structure basis and at constant exchange rates, growth stood at 20.3% year-on-year thanks to an excellent sales performance in important markets such as Russia, Germany, France, Spain and the UK.

The impact of external growth (12.1%) was due mainly to sales of finished and semi-finished products associated with the Glen Grant acquisition.

Sales in the **Americas** grew by only 4.1% overall, since the strongly negative exchange rate effect (8.3%) significantly eroded the excellent organic growth of 11.5%.

The tables below give more details of the Group's performance in the Americas.

	1 January - 31 March 2007		1 January - 31 March 2006		% change
	€ million	%	€ million	%	2007 / 2006
US	45.7	79.8%	45.0	81.8%	1.5%
Brazil	9.1	15.9%	7.5	13.6%	21.7%
Other countries	2.5	4.3%	2.5	4.6%	-1.8%
Total	**57.3**	**100.0%**	**55.0**	**100.0%**	**4.1%**

Breakdown of % change	Total % change 1 January - 31 March	of which external growth	of which organic growth	of which exchange rate effect
US	1.5%	1.1%	9.4%	-9.0%
Brazil	21.7%	-0.2%	27.6%	-5.7%
Other countries	-1.8%	0.0%	0.7%	-2.5%
Total	**4.1%**	**0.9%**	**11.5%**	**-8.3%**

In the first quarter of the year the **United States** posted organic sales growth of 9.4%, thanks to an excellent performance from the core brand SKYY Vodka.

Third-party brands, which account for a large share of sales on this market, did less well, however.

External growth stood at only 1.1%, and was due to sales of Old Smuggler scotch whisky, acquired in 2006, while the sharp decline in the US dollar caused a negative exchange rate effect of 9.0%.

In **Brazil,** first-quarter sales were extremely positive, registering organic growth of 27.6%.

All the most important brands put in good performances; however, it should be noted that the first quarter is traditionally a period of modest trading activity, especially in Brazil, and sales are much lower than those recorded in the fourth quarter.

In this market too, the decline in the local currency had a negative impact (5.7%) on overall growth.

Sales in other countries in the Americas, of which the most important market is Canada, remained broadly flat, posting a performance of +0.7% at constant exchange rates and -1.8% at actual rates.

Sales in the **rest of the world and duty free sales** account for only 3.9% of total Group sales, but posted organic growth of 14.9%, thanks to an excellent performance from the duty free channel.

Sales by business area

In the first quarter of 2007 all the business areas increased their sales at constant exchange rates and on a same-structure basis versus the same period of 2006.

The comparison with last year also remains extremely positive in real terms; only the soft drinks business saw a contraction due to the termination of distribution of the Lipton Ice Tea brand.

The first of the two tables below shows growth in sales by business area, while the second breaks down the overall change in each segment by organic growth, external growth and the effect of exchange rate movements.

	1 January - 31 March 2007		1 January - 31 March 2006		% change
	€ million	%	€ million	%	2007 / 2006
Spirits	139.2	70.8%	129.0	70.9%	7.9%
Wines	25.7	13.1%	19.8	10.9%	29.5%
Soft drinks	28.1	14.3%	31.0	17.0%	-9.3%
Other sales	3.6	1.8%	2.2	1.2%	61.6%
Total	**196.6**	**100.0%**	**182.1**	**100.0%**	**8.0%**

Breakdown of % change	Total % change 1 January - 31 March	of which external growth	of which organic growth before exchange rate effect	of which exchange rate effect
Spirits	7.9%	3.0%	8.5%	-3.6%
Wines	29.5%	0.0%	30.1%	-0.6%
Soft drinks	-9.3%	-20.3%	11.0%	0.0%
Other sales	61.6%	52.1%	9.7%	-0.2%
Total	**8.0%**	**-0.7%**	**11.3%**	**-2.6%**

Spirits

Sales of spirits totalled € 139.2 million, an overall advance of 7.9% on the first quarter of 2006. Stripping out the contribution of external growth (+3.0%) and negative exchange rate effects (3.6%), organic growth in this segment was 8.5%, reflecting a healthy performance from all the Group's main brands.

Sales of **Campari** were 10.7% higher in the first quarter of 2007 at constant exchange rates (+9.4% including the negative exchange rate effects attributable mainly to the Brazilian real).

This positive result was achieved thanks to a good sales performance in Italy, Brazil and the main European markets.

The performance of the Italian market was particularly satisfying.

After an unsatisfactory 2006, sales of the Campari brand went up in the first quarter of 2007, thanks to a strong consumer-driven trend.

The **SKYY brand** (SKYY Vodka and flavoured lines) generated first-quarter organic sales growth of 21.5% at constant exchange rates.

At actual exchange rates, the negative effect of US dollar depreciation put growth at 12.4%.

The brand's domestic market (the US) and its export markets have contributed equally to its growth.

However, over 80% of SKYY's volume sales are recorded in the US, where the brand's performance is extremely positive, with sales to end consumers having grown at double-digit rates for several years now.

Elsewhere, first-quarter sales were particularly strong in Italy and Germany, where the brand is well-established, and marketing targeted at the on-trade channel is delivering good results.

Sales of **CampariSoda**, which are almost entirely concentrated on the Italian market, fell by 14.8% in the first quarter.

This negative result was largely due to the unfavourable comparison with the first quarter of 2006, which saw greater promotional activity.

However, most of the ground lost is expected to be made up in the second quarter.

First-quarter sales of **Aperol** were again highly satisfactory, at +10.8%, continuing the trend of double-digit growth on the Italian market (where around 90% of total Aperol sales are recorded), which has been in place for more than three years.

The period was also an especially strong one for sales of **Aperol Soda** (+38.6%), a product sold exclusively on the Italian market.

Sales of Group brands in Brazil jumped 38.4% in local currency (32.3% at actual exchange rates) in the first quarter of the year, despite the first quarter being traditionally associated with very modest sales.

Both **Dreher** aguardiente and the **admix whiskies Old Eight and Drury's** posted strong retail sales in the important month of December, prompting substantial re-orders in the first quarter of 2007.

Sales of **Ouzo 12** grew by 4.2% (+3.7% at actual exchange rates), thanks to a good performance on the German market, which again (as in the whole of 2006) offset the less positive trend affecting the Greek market.

Cynar sales rose by 18.8% (17.2% at actual exchange rates), on the back of a general advance on the main international markets and substantial stability in Italy.

Sales of **Campari Mixx**, distributed solely in Italy, saw a further deterioration of 14.8% in the first quarter of 2007, as the ready-to-drink market continued its decline.

As for the Group's other spirits brands, the quarter was mixed: while Zedda Piras (Mirto di Sardegna) did well, the performance of Biancosarti was not satisfactory.

First-quarter sales of **third-party brands** were as follows:

- Jack Daniel's, mostly distributed on the Italian market performed very well (+15.4%);
- sales of **Jägermeister**, again on the Italian market, were up 8.9%;
- Scotch whisky sales climbed by 12.2% at constant exchange rates (3.6% lower at actual exchange rates), largely driven by Cutty Sark in the US;
- **1800 Tequila** posted growth in the US of 1.7% in local currency (a decline of 9.2% at actual exchange rates);
- sales of **C&C** brands fell by 2.9% (–10.5% at actual exchange rates);
- sales of **Suntory** brands were down 20.7% (–26.7% at actual exchange rates).

Note that sales of the C&C and Suntory brands are concentrated in the US, where distribution began in January 2006; sales figures for the first quarter of last year were therefore particularly high as the new distributors built up their stocks.

Wines

Sales of wines in the first quarter of 2007 totalled € 29.5 million, an increase of 29.5% compared with the same period of last year.

First-quarter growth in the segment was entirely organic, and exchange rate movements had a limited negative impact, of 0.6%.

All the main brands put in positive performances.

Note though, that sales of sparkling wines are traditionally much lower in the first quarter of the year than other quarters, and are particularly affected by the consumption trend in the preceding Christmas period.

Sales of **Cinzano vermouth** shot up by 70.0% (68.6% at actual exchange rates).

While results in certain key countries, such as Italy, Spain and Germany were good, this striking performance was driven by the Russian market, where the elimination of a lengthy delay in deliveries dating from early 2006 (due to the introduction of different tax bands), together with a positive trend in consumption, boosted sales dramatically.

Sales of **Cinzano sparkling wines** were also buoyant (+35.8% at constant exchange rates; +35.2% at actual exchange rates), thanks to the excellent results achieved on the two main markets, Germany and Italy.

Sella & Mosca wines posted growth of 7.8% (at both constant exchange rates and actual exchange rates), following a positive performance on international markets.

The sales trend was also positive for all the Group's other wine brands, especially **Mondoro** and **Riccadonna**, which posted double-digit growth, as well as **Teruzzi & Puthod** and **Cantina Serafino**.

Soft drinks

In the first quarter of 2007 sales of soft drinks totalled € 28.1 million, thanks to organic growth of 11.0%.

The end of the distribution contract for Lipton Ice Tea had a negative impact of 20.3%, leading to a 9.3% decline in sales of soft drinks overall.

Sales of the non-alcoholic aperitif **Crodino** were robust, at +16,7%, while **Lemonsoda, Oransoda and Pelmosoda** posted growth of 8.2%, and **Crodo** mineral waters performed broadly in line with last year.

Other sales

In the first quarter of 2007, other sales (which include co-packing revenues and sales of raw materials and semi-finished goods to third parties) grew by 61.6% to € 3.6 million.

The increase was almost entirely due to external growth, through sales of malt distillate produced and sold by Glen Grant Distillery Company Ltd. to the Pernod Ricard group based on the agreements signed at the time of the Glen Grant acquisition.

Most of this contribution was recorded under external growth for the January - March period of 2007, as sales of malt distillate commenced on 15 March last year, the date the Glen Grant acquisition was completed.

OPERATING AND FINANCIAL POSITION

Preparation criteria

The quarterly report to 31 March 2007 was prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and ratified by the European Union.

These also include all the interpretations of the international standards (International Accounting Standards - IAS) and interpretations of the International Financial Reporting Interpretation Committee (IFRIC) and its predecessor, the Standing Interpretations Committee (SIC).

The Campari Group adopted IFRS from 1 January 2005, in accordance with Regulation (EC) 1606 of 19 July 2002.

The quarterly report and consolidated financial statements for the period to 31 March 2007 have been prepared in accordance with Issuer Regulations 11971/1999, as amended by Consob resolution 14990 of 14 April 2005.

In particular, as provided for in article 82 ("Quarterly reports") of the aforementioned regulation, this report is not subject to audit, and has been prepared in accordance with Appendix 3D.

The quarterly report to 31 March 2007 was authorised for publication by resolution of the relevant administrative body on 8 May 2007.

Basis of consolidation

The consolidated quarterly report includes the profit and loss accounts and balance sheets of the Parent Company and Italian and foreign subsidiaries at 31 March 2006, which were prepared in accordance with international accounting standards.

Joint ventures and companies over which the Group exercises a significant influence are accounted for by the equity method.

In the first quarter of 2007, two new companies were included in the basis of consolidation:

– Campari Beijing Trading Company, a trading company based in Beijing, and 100%-owned by DI.CI.E Holding B.V.;

– Campari Argentina S.R.L., a manufacturing and trading company based in Buenos Aires and 95%-owned by DI.CI.E Holding B.V., with the remaining 5% owned by Lacedaemon B.V.

Profit and loss account

	First quarter 2007		First quarter 2006		change
	€ million	%	€ million	%	%
Net sales	**196.6**	**100.0%**	**182.1**	**100.0%**	**8.0%**
Cost of goods sold	(81.7)	-41.6%	(78.4)	-43.1%	4.3%
Gross profit	**114.8**	**58.4%**	**103.7**	**56.9%**	**10.8%**
Advertising and promotional costs	(31.8)	-16.2%	(25.4)	-14.0%	25.0%
Sales and distribution costs	(25.3)	-12.9%	(24.0)	-13.2%	5.7%
Trading profit	**57.7**	**29.4%**	**54.3**	**29.8%**	**6.3%**
General and administrative expenses and other operating expenses and income	(16.0)	-8.2%	(15.3)	-8.4%	4.6%
EBIT before one-offs	**41.7**	**21.2%**	**38.9**	**21.4%**	**7.0%**
One-offs	0.0	0.0%	(0.3)	-0.2%	-115.0%
EBIT	**41.7**	**21.2%**	**38.6**	**21.2%**	**7.9%**
Net financial income (charges)	(4.2)	-2.1%	(3.0)	-1.6%	41.5%
Profit (loss) of companies valued at equity	0.0	0.0%	(0.2)	-0.1%	-121.1%
Profit before tax and minority interests	**37.6**	**19.1%**	**35.5**	**19.5%**	**5.9%**
Minority interests	(0.0)	0.0%	(0.9)	-0.5%	-95.7%
Group profit before tax	**37.5**	**19.1%**	**34.6**	**19.0%**	**8.5%**
Total depreciation and amortisation	(4.8)	-2.4%	(4.5)	-2.5%	5.3%
EBITDA before one-offs	**46.4**	**23.6%**	**43.5**	**23.9%**	**6.8%**
EBITDA	**46.5**	**23.6%**	**43.2**	**23.7%**	**7.7%**

Net sales for the quarter totalled € 196.6 million.

As indicated above, overall growth of 8.0% was driven by robust organic growth of 11.3%, which was partially offset by negative changes in external growth and exchange rates of 0.7% and 2.6% respectively.

The cost of goods sold fell by 1.5% from 43.1% to 41.6%.

This reduction was mainly due to a different sales mix in the two periods under comparison, and in particular, to the change in external growth due to the termination of distribution of the Lipton Ice Tea brand at the end of 2006, which alone resulted in an improvement of 1.2%.

The variable cost of sales for this brand in 2006 represented a higher percentage of sales than the average for the Group's organic business.

Production costs, i.e., the portion of the cost of goods sold primarily comprising fixed costs, rose slightly in absolute terms and declined marginally as a percentage of sales: on a same-structure basis, the two quarters are, in fact, the same from a business organisation point of view since the restructuring plan carried out by the Group in recent years had already been completed by the first quarter last year.

However, it should be noted that the recently-announced closing of the Sulmona plant will have a limited impact at the end of 2007.

Advertising and promotional costs were 16.2% of sales, significantly higher than last year (14.0%).

This increase was primarily due to a change in media and trade marketing investment planning which generated a higher concentration of business in the first quarter of the year.

In addition, part of the increase in the percentage of sales in the first quarter of 2007 (0.5%) was due to the above-mentioned change in the basis of consolidation, i.e., Lipton Ice Tea.

In 2006, the large promotional investment made by the Group on this brand was almost entirely recouped by contributions received from the brand owner with a resulting dilutive effect on overall advertising and promotional costs as a percentage of sales.

In this regard, note that if the Group's consolidated profit and loss report for all of 2006 were reclassified by excluding Lipton Ice Tea from sales and advertising and promotional costs, these costs as a percentage of sales would increase from the reported level of 17.5% to 18.1%.

Sales and distribution costs declined from 13.2% of sales in the first quarter of 2006 to 12.9% in 2007 since sales and marketing costs include a certain component of fixed costs.

However, note that in 2006 these fixed costs rose substantially since the Group felt it was appropriate to increase expenditure generally in this area in the US and major international markets.

Trading profit for the first quarter of 2007rose 6.3% on the same period last year, and stood at € 57.7 million, due to:

- organic growth of 6.7%;
- external growth of 1.7%;
- a negative exchange rate effect of 2.1%.

Note that the change in the basis of consolidation had different effects on sales and trading profit.

The net effect of the change in the basis of consolidation on sales was negative (0.7%) since the negative impact of Lipton Ice Tea was greater than the contribution from Glen Grant and other brands that generated external growth.

On the other hand, the new brands' earnings more than offset the profitability lost from the termination of distribution of Lipton Ice Tea, and thus, the net impact from external growth on the Group's trading profit was positive to the tune of 1.7%.

General and administrative expenses and other operating income and charges fell as a percentage of sales, dipping from 8.4% in the first quarter of 2006 to 8.2% this quarter.

This item rose by 4.6% in absolute terms, but if changes in exchange rates and the basis of consolidation were excluded, the increase would have been only 3.3%.

EBIT before one-offs was € 41.7 million, an increase of 7.0% compared to the same period last year.

One-offs showed a net balance of nil, there being no significant amounts recorded under this item during the quarter.

In the same period last year, the net balance was € 0.3 million, resulting from extraordinary charges connected with the acquisition of Glen Grant, Old Smuggler and Braemar.

EBIT rose by 7.9% to € 41.7 million over the first quarter of last year, but with the same level of profitability (21.2%).

The total charge for **depreciation and amortisation** of tangible and intangible fixed assets recorded in the period was € 4.8 million, an increase of 5.3% on the charge of € 4.5 million recorded last year.

As a result, **EBITDA before one-offs** increased by 6.8% to € 46.4 million, while **EBITDA** rose 7.7% to € 46.5 million.

Net financial charges were higher than last year, and stood at € 4.2 million (versus € 3.0 million for the same period last year).

The increase in interest rates in major currencies combined with higher debt levels for the acquisitions of Glen Grant, Old Smuggler and Braemar and the remaining minority interest of 11% in Skyy Spirits, LLC had a negative impact on interest for the period.

However, the devaluation of the US dollar against the euro meant it was possible to partially cushion the negative impact by reducing financial charges for the portion of debt denominated in the US currency.

The Group's portion of profits or losses of companies valued at equity showed a positive but insignificant balance compared to a loss of € 0.2 million last year.

The companies accounted for by the equity method are four trading companies that distribute products made by the Group and its partners in the major European markets of Belgium, the Netherlands, the UK and Spain.

Profit before tax and minority interests grew 5.9% compared to the same period last year, to € 37.6 million.

Following the acquisition, at the end of 2006, of the remaining 11% stake in Skyy Spirits, LLC, which was held by minorities, minority interests in the Group's profit and loss account were negligible: in the first quarter of 2007, this figure was less than € 0.1 million, compared with € 0.9 million for the first quarter of last year.

As a result of this, Group profit before tax of € 37.5 million for the first quarter of 2007 was 8.5% higher than the amount reported for profit before taxes and minority interests.

Net debt

As at 31 March 2007, the Group's consolidated net debt totalled € 303.9 million, a decrease of 75.6 million from the € 379.5 million at 31 December 2006.

	31 March 2007 € million	31 December 2006 € million
Cash, bank and securities	380.2	240.3
Payables to banks	(282.0)	(209.3)
Real estate lease payables	(3.1)	(3.1)
Private placement and bond issue	(13.2)	(17.7)
Other financial assets and liabilities	0.4	0.3
Short - term financial position	**82.3**	**10.4**
Payables to banks	(1.2)	(1.2)
Real estate lease payables	(15.2)	(16.0)
Private placement and bond	(367.6)	(370.6)
Other financial payables	(2.1)	(2.2)
Medium / long - term debt	**(386.0)**	**(390.0)**
Net debt	**(303.9)**	**(379.5)**

As shown in the table, medium and long-term debt totalled € 386.0 million at the end of the quarter.

Both the debt structure and amount remained broadly unchanged from 31 December 2006 (€ 390 million).

On the other hand, there was a significant improvement in net short-term financial position which increased from € 10.4 million to € 82.3 million mainly due to net profit generated during the quarter and the significant *decrease in working capital (see comments in paragraph below).*

Industrial investments during the period totalled € 5.8 million.

Working capital

As at 31 March 2007, the balance sheet showed working capital of € 237.6 million, which was down by € 27.5 million from 31 December 2006.

	31 March 2007 € million	31 December 2006 € million	change € million	31 March 2006 € million
Receivables from customers	186.0	257.1	–71.1	194.0
Inventories	179.2	169.9	9.4	187.0
Payables to suppliers	–127.6	–161.9	34.3	–137.2
Net working capital	**237.6**	**265.1**	**–27.5**	**243.8**
Sales 12-month moving average	946.9	932.4	14.5	904.9 (1)
Net working capital as % of net sales 12-month moving average	25.1%	28.4%		26.9%

(1) Pro-forma amount adjusted upwards to enable reporting of 12 months of sales using the basis of consolidation *at 31 March 2006 and comparison of this* figure to working capital at the same date.

The decrease in working capital between the two dates compared was mainly due to seasonality in the business, and specifically to trade receivables, which reached a high for the year on 31 December, and which were then collected on a highly regular basis in the first quarter of 2007.

On the other hand, inventories at 31 March were higher than at year-end, as normal, in anticipation of sales in the important second quarter.

Total working capital reported at 31 March 2007 can be considered a positive figure since, despite the increase in sales, it is lower than the € 243.8 million reported on the same date last year

EVENTS TAKING PLACE AFTER 31 MARCH 2007

Ordinary shareholders' meeting of the Parent Company

On 24 April 2007 the shareholders' meeting of Davide Campari-Milano S.p.A. approved the full-year results for the year ending 31 December 2006 and agreed the distribution of a dividend of € 0.10 per share, which was unchanged from last year.

The shareholders' meeting also:

- appointed the Board of Directors for the three-year period 2007 - 2009 comprising Eugenio Barcellona, Luca Garavoglia, Paolo Marchesini, Marco P. Perelli-Cippo, Stefano Saccardi and Enzo Visone as well as Enrico Corradi, Cesare Ferrero and Renato Ruggiero who serve as independent directors; Luca Garavoglia was confirmed as Chairman of the Company;
- appointed the Board of Statutory Auditors, also for 2007-2009, comprising Antonio Ortolani as Chairman, and Alberto Lazzarini and Giuseppe Pajardi as Permanent Auditors;
- approved the extension of the audit appointment for Reconta Ernst & Young S.p.A. for the three-year period 2007-2009;
- authorised the Board of Directors to purchase and/or sell own shares to be used primarily for stock option plans. Authorisation was requested for the purchase and/or sale of shares not exceeding 10% of share capital including existing own shares.

Merger of Glen Grant S.r.l. into the Campari Group

During the year, it was decided to merge the 100%-owned subsidiary Glen Grant S.r.l., owner of the Glen Grant brands, into the Group.

The aim was to continue streamlining the Group by reducing the number of companies, and to create a more efficient and functional financial and balance sheet structure.

Acquisition of Cabo Wabo Tequila

On 7 May 2007 the Campari Group announced that it had signed an agreement to acquire an 80% stake in Cabo Wabo Tequila.

This transaction, which is scheduled to close in January 2008, is worth USD 80 million (around € 60 million at the current exchange rate), equivalent to an 11.8 x projected EBITDA for 2007.

The Group will have the opportunity to acquire the remaining 20% of Cabo Wabo Tequila in two tranches of 15% and 5% through call / put options that can be exercised in 2012 and 2015 respectively.

Cabo Wabo, an ultra-premium tequila with a reputation for extremely high quality, has won several prizes. The product range includes Cabo Wabo Reposado, Cabo Wabo Añejo, Cabo Wabo Blanco and the new ultra luxury brand, Cabo Uno, which is barrel-aged for three years.

With a sales volume of around 70,000 nine-litre cases, primarily in the United States, Cabo Wabo is one of the fastest-growing brands in the US spirits market.

Cabo Wabo is a strategic acquisition for the Group since it will contribute significantly to strengthening the portfolio of ultra-premium brands in the US market and to increasing the focus on tequila as a result of owning a brand in one of the categories with the highest growth rates in the US spirits market.

The creator and majority shareholder of Cabo Wabo is rock star Sammy Hagar who created the company in 1996. Hagar is a tequila connoisseur, and in recent years has been an ambassador for the Cabo Wabo brand and the creative force behind its success.

Following completion of the transaction, Sammy Hagar and his partner Marco Monroy will continue to own 20% of the company, and Hagar will remain personally involved in decisions regarding product quality and promotional activities for the business aimed at increasing brand awareness and sales in the US and the rest of the world.

Management

Following Enzo Visone's decision to resign from his position, the Board of Directors of Davide Campari-Milano S.p.A. appointed Bob Kunze-Concewitz as Chief Executive Officer of the Campari Group.

Bob Kunze-Concewitz, a young, highly capable manager with strong, high-level international experience obtained at major international companies, was selected internally to provide continuity.

Austrian Kunze-Concewitz, 40, has been in the Campari Group since 2005.

As Group Marketing Officer he specifically looked after the development and implementation of new marketing strategies for the Group's most important brands in all markets.

He completed his schooling in France, graduated with honours in the US and then obtained an MBA in the UK.

He speaks five languages and has worked in Italy, Germany, the UK, France, the Benelux countries, the US and Switzerland.

In the past he has held positions with growing levels of responsibility at Procter & Gamble rising to the position of Corporate Marketing Director of the Global Prestige Products Division.

OUTLOOK

The Group posted good results in the first quarter, which partly exceeded expectations.

Since the first quarter has rather limited relevance in the context of overall results for the year, we do not consider it necessary at the present time to revise the positive direction laid out at the beginning of the year.

The outlook, therefore, is based on cautious optimism.

Milan, 8 May 2007

Chairman of the Board of Directors
Luca Garavoglia

GRUPPO
CAMPARI

SEC MAIL PROCESSING
RECEIVED
JUN 2007
WASH. D.C. 160 SECTION

COMUNICATO STAMPA

RISULTATI DEL PRIMO TRIMESTRE 2007

Andamento del primo trimestre molto positivo, con forte crescita delle vendite e di tutti i livelli di redditività

Vendite nette € 196,6 milioni (+8,0%)

EBITDA € 46,5 milioni (+7,7%), pari al 23,6% delle vendite nette

Risultato operativo € 41,7 milioni (+7,9%), pari al 21,2% delle vendite nette

Utile del Gruppo prima delle imposte € 37,5 milioni (+8,5%)

BOB KUNZE-CONCEWITZ NOMINATO *CHIEF EXECUTIVE OFFICER*

Milano, 8 maggio 2007 - Il Consiglio di Amministrazione di Davide Campari-Milano S.p.A. ha approvato la relazione trimestrale al 31 marzo 2007. Grazie all'evoluzione molto positiva del *business*, **le vendite e tutti i livelli di redditività hanno registrato una forte crescita**. Inoltre, a seguito della scelta di Enzo Visone di lasciare l'incarico, il Consiglio di Amministrazione ha **nominato Bob Kunze-Concewitz *Chief Executive Officer***.

Risultati consolidati	1 gennaio - 31 marzo 2007 € milioni	1 gennaio - 31 marzo 2006 € milioni	Variazione a cambi effettivi	Variazione a cambi costanti
Vendite nette	196,6	182,1	8,0%	10,6%
Margine commerciale	57,7	54,3	6,3%	8,4%
EBITDA prima di oneri e proventi non ricorrenti	46,4	43,5	6,8%	9,0%
EBITDA	46,5	43,2	7,7%	9,9%
Risultato della gestione ordinaria = EBIT prima di oneri e proventi non ricorrenti	41,7	38,9	7,0%	9,3%
Risultato operativo = EBIT	41,7	38,6	7,9%	10,3%
Utile del Gruppo prima delle imposte	37,5	34,6	8,5%	10,6%

MANAGEMENT

Il Consiglio di Amministrazione, prendendo atto della scelta di Enzo Visone di lasciare il Gruppo, ha nominato **Bob Kunze-Concewitz *Chief Executive Officer* del Gruppo Campari**.

Enzo Visone ha dichiarato: *"Dopo 20 anni in Campari ho sentito il bisogno di trovare nuovi stimoli e cogliere nuove sfide professionali e imprenditoriali. Pertanto, ho preso una decisione per me sofferta, ma che assumo nella piena maturità professionale e con un track record di eccellenza. Lascio un Gruppo in piena salute in buone mani, in quanto sono certo che Bob Kunze-Concewitz, manager di grande capacità e di profilo internazionale, saprà dare a Campari continuità nella gestione del business e nelle strategie di crescita, grazie alla passione che unisce tutti i manager del nostro Gruppo nel mondo".*

Esprimendo rammarico per la decisione di Enzo Visone e grande apprezzamento per il suo forte impegno e per i risultati raggiunti in questi anni, il Presidente Luca Garavoglia ha dichiarato: *"Bob*

Kuntze-Concewitz è un manager molto giovane, di grande capacità, con un profilo e una esperienza internazionale di alto livello in imprese di rilievo mondiale e nel contempo rappresenta una scelta interna e di continuità che darà nuovi importanti contributi all'espansione globale del gruppo Campari, in linea con le nostre ambiziose strategie di crescita".

Bob Kunze-Concewitz, 40 anni, austriaco, nel Gruppo Campari dal 2005, in qualità di *Group Marketing Officer*, ha curato, in particolare, lo sviluppo e la realizzazione di nuove strategie di *marketing* per i più importanti *brand* del Gruppo in tutti i mercati. Maturità francese, Laurea con lode in USA seguita da un *master* in *business administration* in Gran Bretagna, parla cinque lingue e ha lavorato in Italia, Germania, Gran Bretagna, Francia, Benelux, Stati Uniti e Svizzera. In passato, ha ricoperto ruoli di crescente responsabilità all'interno di Procter & Gamble fino a diventare Corporate Marketing Director della divisione Global Prestige Products presso gli *headquarters* della società.

RISULTATI CONSOLIDATI DEL PRIMO TRIMESTRE 2007

Nel primo trimestre del 2006 le **vendite del Gruppo** sono state pari a **€ 196,6 milioni**, in **crescita del 8,0%** (+10,6% a cambi costanti).

La variazione complessiva delle vendite consolidate è stata generata da una **crescita organica del 11,3%** e da un impatto negativo dei cambi del 2,6%. L'effetto perimetro, complessivamente negativo per il **0,7%**, è dovuto all'annunciata interruzione delle vendite di Lipton Ice Tea sul mercato italiano, in parte compensata dalla crescita esterna di Glen Grant, Old Smuggler e Braemar (le cui vendite erano iniziate il 15 marzo 2006).

Il **margine commerciale** si è attestato a € 57,7 milioni, evidenziando una **crescita del 6,3%** (+8,4% a cambi costanti) e un'incidenza sulle vendite pari al 29,4%. La variazione è attribuibile per il 6,7% alla crescita organica, per il 1,7% alla variazione di perimetro e per il 2,1% all'effetto negativo dei cambi.

L'EBITDA prima di proventi e oneri non ricorrenti è stato di € 46,4 milioni in **crescita del 6,8%** (+9,0% a cambi costanti) e con un'incidenza sulle vendite pari al 23,6%.

L'**EBITDA** è stato di € 46,5 milioni, in **crescita del 7,7%** (+9,9% a cambi costanti) e con un'incidenza sulle vendite pari al 23,6%.

Il **Risultato della gestione ordinaria (EBIT prima di oneri e proventi non ricorrenti)** è stato di € 41,7 milioni, in **crescita del 7,0%** (+9,3% a cambi costanti) e con un'incidenza sulle vendite pari al 21,2%.

Il **Risultato operativo (EBIT)** è stato di € 41,7 milioni, in **crescita del 7,9%** (+10,3% a cambi costanti) e con un'incidenza sulle vendite pari al 21,2%.

L'**utile prima delle imposte e degli interessi di minoranza** è stato di € 37,6 milioni, in **crescita del 5,9%**.

L'**utile del Gruppo prima delle imposte** è stato di € 37,5 milioni, in crescita del 8,5% (+10,6% a cambi costanti).

Al 31 marzo 2007 l'**indebitamento finanziario netto** è pari a € 303,9 milioni (€ 379,5 milioni al 31 dicembre 2006).

VENDITE CONSOLIDATE DEL PRIMO TRIMESTRE DEL 2007

Il **segmento *spirit***, che rappresenta il 70,8% del fatturato, ha registrato una **variazione positiva delle vendite del 7,9%**, determinata da una **crescita organica del 8,5%**, da un impatto negativo dei cambi del 3,6% e da una **crescita esterna positiva del 3,0%**. La crescita esterna è stata generata da Glen Grant, Old Smuggler e Braemar. Il *brand* **Campari** ha registrato una **crescita del 10,7%** a cambi costanti (9,4% a cambi effettivi). Le vendite di **SKYY** hanno registrato una **crescita del 21,5%** a cambi costanti (+12,4% a cambi effettivi), grazie a un andamento molto positivo sia negli Stati Uniti che nei mercati internazionali. Con riferimento alle altre marche principali, il segmento *spirit* ha beneficiato dell'andamento positivo dei ***brand* brasiliani (+38,4%** a cambi costanti), di **Aperol (+10,8%** a cambi costanti), di **Cynar (+18,8%** a cambi costanti) e di **Ouzo 12 (+4,2%** a cambi costanti); **CampariSoda** ha chiuso il primo trimestre in calo del **14,8%**, principalmente per effetto del confronto sfavorevole con il corrispondente periodo dell'anno precedente (+28,6% nel primo trimestre del 2006). Relativamente ai *brand* in licenza, si segnala l'andamento positivo di ***tequila* 1800 (+1,7%** a cambi costanti), **Jaegermester (+8,9%)** e degli ***Scotch whisky* (+12,2%** a cambi costanti).

Il **segmento *wine***, pari al 13,1% del fatturato, ha registrato una **crescita del 29,5%**, determinata da una **forte crescita organica del 30,1%** e da un impatto negativo dei cambi del 0,6%. L'andamento decisamente positivo del segmento è stato trainato dai ***vermouth* Cinzano (+70,0%** a cambi costanti) e dagli **spumanti Cinzano (+35,8%** a cambi costanti). Il segmento *wine* ha beneficiato anche dell'andamento positivo di **Sella & Mosca (+7,8%)** e di tutte le altre marche in portafoglio (**Mondoro, Riccadonna, Teruzzi & Puthod** e **Cantina Serafino**).

Le **vendite di *soft drink***, pari al 14,3% del fatturato e realizzate quasi interamente sul mercato italiano, hanno registrato una variazione negativa del 9,3%, determinata da un effetto perimetro negativo del 20,3%, attribuibile all'interruzione delle vendite di Lipton Ice Tea, e da una crescita organica del 11,0%, trainata dall'andamento positivo di **Crodino (+16,7%)** e della linea **Lemonsoda** e delle altre bevande gassate (**+8,2%**).

Relativamente alla **ripartizione geografica**, le vendite del primo trimestre del 2007 sul **mercato italiano**, pari al 48,3% delle vendite, hanno registrato una **crescita del 2,7%**, determinata dal positivo contributo della crescita organica (**+8,2%**) e da un effetto perimetro negativo (-5,5%), attribuibile a Lipton Ice Tea. Le vendite in **Europa**, pari al 18,7% delle vendite consolidate, hanno segnato una **crescita del 32,1%**, determinata da una **crescita esterna del 12,1%** e da una **crescita organica del 20,3%**, grazie al positivo andamento di importanti mercati quali Germania e Russia. Per quanto riguarda l'area Americhe, le cui vendite sono pari al 29,1% del totale, il **mercato USA** ha registrato una **crescita organica del 9,4%**, un effetto cambi negativo del 9,0% e una **crescita esterna** del **1,1%**. In **Brasile** le vendite hanno registrato una **crescita organica del 27,6%** a cambi costanti, un effetto cambi negativo del 5,7% e un effetto perimetro negativo del 0,2%. L'area **resto del mondo** (che include anche le vendite *duty free*), pari al 3,9% del fatturato totale, è **cresciuta** complessivamente del **12,9%**, trainata da una **crescita organica del 14,9%**.

ALTRE DELIBERE

Fusione per incorporazione di Glen Grant S.r.l. in Davide Campari-Milano S.p.A. Il Consiglio di Amministrazione ha approvato la fusione per incorporazione di Glen Grant S.r.l. in Davide Campari-Milano S.p.A. allo scopo di proseguire il processo di semplificazione della struttura societaria del Gruppo.

Independent directors. The Board of Directors of Davide Campari-Milano S.p.A. has determined that, based on the information provided by the ones concerned, three directors are independent pursuant to Art. 3.1 of Corporate Governance Code and Art. 148 of Consolidated Law on Financial Intermediation.

* * *

CONFERENCE CALL

Si informa che alle **ore 17:00 (CET) di oggi, martedì 8 maggio 2007**, si terrà una *conference call* durante la quale il *management* di Campari presenterà ad analisti, investitori e giornalisti i risultati del primo trimestre 2007. Per partecipare alla *conference call* sarà sufficiente comporre uno dei seguenti numeri:

- **dall'Italia: 800 785 163 (numero verde)**
- **dall'estero: +39 02 6968 2741**

Codice di accesso: C132971

Le ***slide* della presentazione** potranno essere scaricate prima dell'inizio della *conference call* dalla Investor Relations *homepage* del sito Campari all'indirizzo www.camparigroup.com/investors.

Una **registrazione della *conference call*** sarà disponibile a partire da martedì, 8 maggio alle ore 21:00 (CET) fino a martedì, 15 maggio 2007 alle ore 21:00 (CET), chiamando il **numero +44 20 713 69233** (codice di accesso: **25772275#**).

* * *

Il **Gruppo Campari** è una delle realtà più importanti nel settore del *beverage* a livello mondiale. E' presente in 190 paesi con *leadership* nei mercati italiano e brasiliano e posizioni di primo piano negli USA, in Germania e in Svizzera. Il Gruppo vanta un portafoglio ricco e articolato su tre segmenti: *spirit*, *wine* e *soft drink*. Nel segmento *spirit* spiccano marchi di grande notorietà internazionale come Campari, SKYY Vodka e Cynar e marchi *leader* in mercati locali tra cui Aperol, CampariSoda, Glen Grant, Ouzo 12 e Zedda Piras e i brasiliani Dreher, Old Eight e Drury's. Nel segmento *wine* si distinguono oltre a Cinzano, noto a livello internazionale, Liebfraumilch, Mondoro, Riccadonna, Sella & Mosca e Teruzzi & Puthod. Infine, nei *soft drink*, campeggiano per il mercato italiano Crodino e Lemonsoda con la relativa estensione di gamma. Il Gruppo impiega oltre 1.500 persone e le azioni della capogruppo Davide Campari-Milano S.p.A. sono quotate al Mercato Telematico di Borsa Italiana.

PER ULTERIORI INFORMAZIONI:

Investor Relations
Chiara Garavini
Tel.: +39 02 6225 330
Email: investor.relations@campari.com

Website: www.camparigroup.com

Public Relations
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Moccagatta Pogliani & Associati
Tel.: +39 02 8693806
Email: segreteria@moccagatta.it

GRUPPO CAMPARI

Scomposizione del fatturato consolidato per segmento di attività

	1 gennaio - 31 marzo 2007		1 gennaio - 31 marzo 2006		Variazione
	€ milioni	%	€ milioni	%	%
Spirit	139,2	70,8%	129,0	70,9%	7,9%
Wine	25,7	13,1%	19,8	10,9%	29,5%
Soft drink	28,1	14,3%	31,0	17,0%	-9,3%
Altri ricavi	3,6	1,8%	2,2	1,2%	61,6%
Totale	**196,6**	**100,0%**	**182,1**	**100,0%**	**8,0%**

Scomposizione del fatturato consolidato per area geografica

	1 gennaio - 31 marzo 2007		1 gennaio - 31 marzo 2006		Variazione
	€ milioni	%	€ milioni	%	%
Italia	95,0	48,3%	92,5	50,8%	2,7%
Europa	36,7	18,7%	27,8	15,2%	32,1%
Americhe	57,3	29,1%	55,0	30,2%	4,1%
Resto del mondo e *duty free*	7,6	3,9%	6,8	3,7%	12,9%
Totale	**196,6**	**100,0%**	**182,1**	**100,0%**	**8,0%**

Conto economico consolidato

	1 gennaio - 31 marzo 2007		1 gennaio - 31 marzo 2006		Variazione
	€ milioni	%	€ milioni	%	%
Vendite nette (1)	**196,6**	**100,0%**	**182,1**	**100,0%**	**8,0%**
Costo del venduto	(81,7)	-41,6%	(78,4)	-43,1%	4,3%
Margine lordo	**114,8**	**58,4%**	**103,7**	**56,9%**	**10,8%**
Pubblicità e promozioni	(31,8)	-16,2%	(25,4)	-14,0%	25,0%
Costi di vendita e distribuzione	(25,3)	-12,9%	(24,0)	-13,2%	5,7%
Margine commerciale	**57,7**	**29,4%**	**54,3**	**29,8%**	**6,3%**
Spese generali e amministrative e altri oneri e proventi operativi	(16,0)	-8,2%	(15,3)	-8,4%	4,6%
Risultato della gestione ordinaria = EBIT prima di oneri e proventi non ricorrenti	**41,7**	**21,2%**	**38,9**	**21,4%**	**7,0%**
Altri proventi (oneri) non ricorrenti	0,0	0,0%	(0,3)	-0,2%	-115,0%
Risultato operativo = EBIT	**41,7**	**21,2%**	**38,6**	**21,2%**	**7,9%**
Proventi (oneri) finanziari netti	(4,2)	-2,1%	(3,0)	-1,6%	41,5%
Quota di utile (perdita) di società valutate col metodo del patrimonio netto	0,0	0,0%	(0,2)	-0,1%	-121,1%
Utile prima delle imposte e degli interessi di minoranza	**37,6**	**19,1%**	**35,5**	**19,5%**	**5,9%**
Interessi di minoranza	(0,0)	0,0%	(0,9)	-0,5%	-95,7%
Utile del Gruppo prima delle imposte	**37,5**	**19,1%**	**34,6**	**19,0%**	**8,5%**
Totale ammortamenti	(4,8)	-2,4%	(4,5)	-2,5%	5,3%
EBITDA prima di oneri e proventi non ricorrenti	**46,4**	**23,6%**	**43,5**	**23,9%**	**6,8%**
EBITDA	**46,5**	**23,6%**	**43,2**	**23,7%**	**7,7%**

(1) Al netto di sconti e accise.

GRUPPO
CAMPARI

SEC MAIL PROCESSING RECEIVED
JUN 4 2007
WASH. D.C. 160 SECTION

PRESS RELEASE

2007 FIRST QUARTER RESULTS

Very positive first quarter results, with strong growth in sales and profitability

Net sales € 196.6 million (+8.0%)

EBITDA € 46.5 million (+7.7%), 23.6% of net sales

EBIT € 41.7 million (+7.9%), 21.2% of net sales

Group pretax profit: € 37.5 million (+8.5%)

BOB KUNZE-CONCEWITZ APPOINTED CHIEF EXECUTIVE OFFICER

Milan, 8 May 2007 - The Board of Directors of Davide Campari-Milano S.p.A. approved the results for the quarter ending 31 March 2007. Thanks to the extremely positive development of the business, **sales and all profit indicators showed solid growth**. Moreover, following Enzo Visone's decision to leave the Group, the Board of Directors has **appointed Bob Kunze-Concewitz as Chief Executive Officer.**

Consolidated results	1 January - 31 March 2007 € million	1 January - 31 March 2006 € million	Change at actual exchange rates	Change at constant exchange rates
Net sales	196.6	182.1	8.0%	10.6%
Trading profit	57.7	54.3	6.3%	8.4%
EBITDA before one-off's	46.4	43.5	6.8%	9.0%
EBITDA	46.5	43.2	7.7%	9.9%
EBIT before one-off's	41.7	38.9	7.0%	9.3%
EBIT	41.7	38.6	7.9%	10.3%
Group pretax profit	37.5	34.6	8.5%	10.6%

MANAGEMENT

Following Enzo Visone's decision to leave the Group, the Board of Directors has appointed **Bob Kunze-Concewitz** as **Chief Executive Officer** of **Gruppo Campari.**

Enzo Visone stated: *"After 20 years in Campari I felt the necessity to seek new stimuli and face new professional and entrepreneurial challenges. For this reason I have made this difficult choice that I face in full professional maturity and with a track record of excellence. I leave the Group in excellent health and good hands for I am sure that Bob Kunze-Concewitz, an international and truly capable manager, will be able to give Gruppo Campari continuity in the direction of its business and in its growth strategy, thanks also to the passion that motivates all the managers of our Group in the world."*

After expressing his regret following Enzo Visone's decision as well as great appreciation for his strong commitment and the results obtained in the past years, Chairman Luca Garavoglia said: *"Bob Kunze-Concewitz is a very young, extremely talented manager with an international outlook and high profile experiences in world class companies. At the same time, Bob is an internal choice and one of continuity that will give new and important contributions to the global expansion of the Group in line with our ambitious growth strategies."*

Bob Kunze-Concewitz, an Austrian native aged 40, joined Gruppo Campari in 2005 as Group Marketing Officer. In his role, he has developed and implemented new marketing strategies for most of the Group's core international brands across all markets. He graduated from a French high school and acquired his degree *cum laude* in the USA followed by an MBA in the UK. Fully fluent in five languages, he is a truly international manager with experiences in Italy, Germany, Great Britain, France, Benelux, the USA and Switzerland. Over the years he has occupied positions of increasing responsibility within Procter & Gamble Global Prestige Products division, leading to Corporate Marketing Director at global headquarters.

CONSOLIDATED RESULTS FOR THE FIRST QUARTER OF 2007

In the first quarter of 2007, Group sales totalled **€ 196.6 million**, an increase of **8.0%** (+10.6% at constant exchange rates).

The overall change in consolidated sales resulted from an **organic growth of 11.3%** and a negative exchange rate effect of 2.6%. The perimeter effect, which came in at negative **0.7%**, was negatively affected by the announced termination of the Lipton Ice Tea distribution contract on the Italian market and partially offset by Glen Grant, Old Smuggler and Braemar (whose sales started on 15 March 2006).

Trading profit increased by 6.3% to € 57.7 million (+8.4% at constant exchange rates), or 29.4% of sales. Organic growth accounted for 6.7% and external growth for 1.7%, while exchange rate effects negatively contributed 2.1%.

EBITDA before one-off's increased by 6.8% (+9.0% at constant exchange rates) to € 46.4 million, or 23.6% of sales.

EBITDA rose by 7.7% (+9.9% at constant exchange rates) to € 46.5 million, or 23.6% of sales.

EBIT before one-off's went up by 7.0% (+9.3% at constant exchange rates) to € 41.7 million, or 21.2% of sales.

EBIT increased by 7.9% (+10.3% at constant exchange rates) to € 41.7 million, or 21.2% of sales.

Profit before tax and minority interests was € 37.6 million, an **increase of 5.9%.**

The Group's profit before tax was € 37.5 million, with an **advance of 8.5%** (+10.6% at constant exchange rates).

As of 31 March 2007, **net debt** stood at € 303.9 million (€ 379.5 million as of 31 December 2006).

CONSOLIDATED SALES IN THE FIRST QUARTER OF 2007

The **spirits segment** (70.8% of total sales) recorded **growth of 7.9%**, the combined result of **organic growth of 8.5%**, a negative exchange rate effect of 3.6% and **external growth of 3.0%**. External growth was driven by Glen Grant, Old Smuggler and Braemar. The **Campari** brand posted **growth of 10.7%** at constant exchange rates (9.4% at actual exchange rates). **SKYY** sales **rose by 21.5%** at constant exchange rates (+12.4% at actual exchange rates), thanks to a very positive performance on both the US and international markets. Regarding the other main brands, the spirits segment benefited from strong performances from the **Brazilian brands (+38.4%** at constant exchange rates), **Aperol (+10.8%** at constant exchange rates), **Cynar (+18.8%** at constant exchange rates) and **Ouzo 12 (+4.2%** at constant exchange rates); **CampariSoda** closed out the first quarter with a negative performance of **14.8%,** mainly due to the tough comparison quarter on quarter (+28.6% in the first quarter of 2006). Of the brands under licence, **1800 Tequila (+1.7%** at constant exchange rates), **Jägermester (+8.9%)** and ***Scotch whiskies*** **(+12.2%** at constant exchange rates) all performed well.

The **wines segment,** which contributed 13.1% of total sales, registered **growth of 29.5%**, due to the combination of **strong organic growth of 30.1%** and a negative exchange rate effect of 0.6%. The segment's strongly positive performance was driven by **Cinzano vermouth (+70.0%** at constant exchange rates) and by **Cinzano sparkling wines (+35.8%** at constant exchange rates). The wines segment also benefited from positive performances from **Sella & Mosca** (+7.8%) and all the Group's other brands (**Mondoro, Riccadonna, Teruzzi & Puthod** and **Cantina Serafino**).

Sales of soft drinks (14.3% of total sales), which are generated almost entirely on the Italian market, recorded a decline of 9.3%, due to the combination of a negative perimeter effect of 20.3%, attributable to the termination of Lipton Ice Tea's sales, and an organic growth of 11.0%, driven by **Crodino (+16.7%)** and of the **Lemonsoda** range and other carbonated drinks (**+8.2%**).

Looking at results **by region**, sales on the **Italian market** (48.3% of total Group sales) recorded an **increase of 2.7%**, due to the combination of a positive organic growth (**+8.2%**) and a negative perimeter effect (-5.5%), attributable to Lipton Ice Tea. Sales **in Europe** (18.7% of consolidated sales) **grew by 32.1%**, boosted by both **external growth of 12.1%** and an **organic sales growth of 20.3%**, thanks to positive performances from important markets such as Germany and Russia. In the Americas (29.1% of total sales), the **US market** registered **organic growth of 9.4%, a negative exchange rate effect of 9.0%** and **external growth of 1.1%.** In **Brazil,** sales registered **organic growth of 27.6%** at constant exchange rates. The exchange rate effect was negative at 5.7% and the perimeter effect was a negative 0.2%. Sales in the **rest of the world** (including duty free sales), which accounted for 3.9% of total sales, **grew by 12.9%** overall, driven by **organic growth of 14.9%.**

OTHER RESOLUTIONS

Merger of Glen Grant S.r.l. into Davide Campari-Milano S.p.A. The Board of Directors of Davide Campari-Milano S.p.A. approved the merger of Glen Grant S.r.l. into Davide Campari-Milano S.p.A. The purpose of this transaction is to rationalise the Group's organisational structure.

Independent directors. The Board of Directors of Davide Campari-Milano S.p.A. has determined that, based on the information provided by the ones concerned, three directors are independent pursuant to Art. 3.1 of Corporate Governance Code and Art. 148 of Consolidated Law on Financial Intermediation.

* * *

CONFERENCE CALL

Please note that at **17.00 (CET) today, Tuesday 8 May 2007**, Campari's management will hold a conference call to present the Group's 2007 first quarter results to analysts, investors and the press. To participate, please dial one of the following numbers:

- **from Italy: 800 785 163 (toll free number)**
- **from abroad: +39 02 6968 2741**

Access code: C132971

The **presentation slides** can be downloaded before the conference call from the main investor relations page on Gruppo Campari's website, at www.camparigroup.com/investors.

A **recording of the conference call** will be available from 21.00 (CET) on Tuesday 8 May until 21.00 (CET) on Tuesday 15 May 2007.
To hear it, please call **+44 20 713 69233** (access code: **25772275 #**).

* * *

Gruppo Campari is a major player in the global beverage sector, trading in over 190 nations around the world with a leading position in the Italian and Brazilian markets and a strong presence in the US, Germany and Switzerland. The Group has an extensive portfolio that spans three business segments: spirits, wines and soft drinks. In the spirits segment stand out internationally renowned brands, such as Campari, SKYY Vodka and Cynar together with leading local brands, such as Aperol, CampariSoda, Glen Grant, Ouzo 12 and Zedda Piras and the Brazilian brands Dreher, Old Eight, Drury's. In the wine segment together with Cinzano, known world-wide, are Liebfraumilch, Mondoro, Riccadonna, Sella & Mosca and Teruzzi & Puthod all respected wines in their category. In the soft drinks segment are Crodino, Lemonsoda and its respective line extension dominating the Italian market. The Group has over 1,500 employees. The shares of the parent company, Davide Campari-Milano, are listed on the Italian Stock Exchange.

FOR FURTHER INFORMATION:

Investor enquiries:
Chiara Garavini
Tel.: +39 02 6225 330
Email: investor.relations@campari.com

www.camparigroup.com

Media enquiries:
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Moccagatta Pogliani & Associati
Tel.: +39 02 8693806
Email: segreteria@moccagatta.it

Consolidated net revenues by segment

	1 January - 31 March 2007		1 January - 31 March 2006		Change
	€ million	%	€ million	%	%
Spirits	139.2	70.8%	129.0	70.9%	7.9%
Wines	25.7	13.1%	19.8	10.9%	29.5%
Soft drinks	28.1	14.3%	31.0	17.0%	-9.3%
Other revenues	3.6	1.8%	2.2	1.2%	61.6%
Total	**196.6**	**100.0%**	**182.1**	**100.0%**	**8.0%**

Consolidated net revenues by geographic area

	1 January - 31 March 2007		1 January - 31 March 2006		Change
	€ million	%	€ million	%	%
Italy	95.0	48.3%	92.5	50.8%	2.7%
Europe	36.7	18.7%	27.8	15.2%	32.1%
Americas	57.3	29.1%	55.0	30.2%	4.1%
Rest of the world and duty free	7.6	3.9%	6.8	3.7%	12.9%
Total	**196.6**	**100.0%**	**182.1**	**100.0%**	**8.0%**

Consolidated income statement

	1 January - 31 March 2007		1 January - 31 March 2006		Change
	€ million	%	€ million	%	%
Net sales [(1)]	**196.6**	**100.0%**	**182.1**	**100.0%**	**8.0%**
Total cost of goods sold	(81.7)	-41.6%	(78.4)	-43.1%	4.3%
Gross margin	**114.8**	**58.4%**	**103.7**	**56.9%**	**10.8%**
Advertising and promotion	(31.8)	-16.2%	(25.4)	-14.0%	25.0%
Selling and distribution expenses	(25.3)	-12.9%	(24.0)	-13.2%	5.7%
Trading profit	**57.7**	**29.4%**	**54.3**	**29.8%**	**6.3%**
General and administrative expenses and other net operating income	(16.0)	-8.2%	(15.3)	-8.4%	4.6%
EBIT before one-off's	**41.7**	**21.2%**	**38.9**	**21.4%**	**7.0%**
One off's	0.0	0.0%	(0.3)	-0.2%	-115.0%
Operating profit = EBIT	**41.7**	**21.2%**	**38.6**	**21.2%**	**7.9%**
Net financial income (expenses)	(4.2)	-2.1%	(3.0)	-1.6%	41.5%
Income from associates	0.0	0.0%	(0.2)	-0.1%	-121.1%
Pre-tax profit before minority interests	**37.6**	**19.1%**	**35.5**	**19.5%**	**5.9%**
Minority interests	(0.0)	0.0%	(0.9)	-0.5%	-95.7%
Group's pre-tax profit	**37.5**	**19.1%**	**34.6**	**19.0%**	**8.5%**
Depreciation and amortisation	(4.8)	-2.4%	(4.5)	-2.5%	5.3%
EBITDA before one-off's	**46.4**	**23.6%**	**43.5**	**23.9%**	**6.8%**
EBITDA	**46.5**	**23.6%**	**43.2**	**23.7%**	**7.7%**

(1) Net of discounts and excise duties.

END